NTERIM REPORT 2005

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED



Contents

Corporate Information

Directors

Executive Directors

Mr. Cai Lai Xing *(Chairman)*
Mr. Qu Ding *(Vice Chairman)*
Mr. Lu Ming Fang
(Chief Executive Officer)
Mr. Lu Da Yong
(Executive Deputy CEO)
Mr. Ding Zhong De
Mr. Lu Shen
Mr. Qian Shi Zheng
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors

Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Board Committees

Executive Committee

Mr. Cai Lai Xing *(Committee Chairman)*
Mr. Qu Ding
Mr. Lu Ming Fang
Mr. Lu Shen
Mr. Qian Shi Zheng
Mr. Yao Fang

Audit Committee

Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Remuneration Committee

Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis
Mr. Qu Ding
Mr. Cheng Qi Yong

Company Secretary

Ms. Wong Mei Ling, Marina

Authorised Representatives

Mr. Lu Ming Fang
Ms. Wong Mei Ling, Marina

Registered Office

26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong
Telephone: (852) 2529 5652
Facsimile : (852) 2529 5067
Email : enquiry@sihl.com.hk

Auditors

Deloitte Touche Tohmatsu

Legal Advisors

Woo, Kwan, Lee & Lo
Grandall Legal Group
Morrison & Foerster

Principal Bankers

Bank of China (Hong Kong) Limited
Bank of Communications
Citibank, N.A.
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Industrial & Commercial Bank of China (Asia) Limited

ADR Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

Information for Shareholders

Shareholder Enquiries

Company Contact Details

Company Secretarial Department
Address : 26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong
Telephone: (852) 2876 2317
Facsimile : (852) 2520 0128

Share Registrar

Secretaries Limited
Address : 28th Floor,
BEA Harbour View Centre,
56 Gloucester Road,
Wanchai, Hong Kong
Telephone: (852) 2980 1766
Facsimile : (852) 2861 1465

Company Stock Code

Stock Exchange	: 363
Bloomberg	: 363 HK
Reuters	: 0363.HK
ADR	: SGHIY

Company's Website

www.sihl.com.hk

Results

- 2004 Final Results announced on 21st April 2005
- 2005 Interim Results announced on 25th August 2005

2005 Interim Report

Posted to Shareholders on 12th September 2005

Dividend

- 2004 Final Dividend of HK35 cents per share was paid to Shareholders on 6th June 2005
- 2005 Interim Dividend of HK20 cents per share will be paid to Shareholders on 30th September 2005

Closure of Register of Members

The Register of Members of the Company will be closed from 21st September 2005 (Wednesday) to 23rd September 2005 (Friday), both dates inclusive, during which period no transfer of shares will be effected. Dividend warrants will be despatched to Shareholders on 30th September 2005 (Friday). In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar by 4:00 p.m. on 20th September 2005 (Tuesday).

Chairman's Statement

I am pleased to announce that the unaudited consolidated profits of the Group for the six months ended 30th June 2005 amounted to HK$521 million. Compared to the profit figure of HK$927 million from the same period last year, the profit represented a decrease of 43.8%. The decline was mainly due to an exceptional gain of over HK$600 million brought to the Group from the listing of SMIC last year. However, the Group's two core businesses of infrastructure facilities and medicine recorded an increase in net profit of 57.7% and 13.8% respectively. The Directors have declared an interim dividend of HK20 cents per share. The dividend payout ratio is 36.9%.

Following the completion of legal procedures pertaining to the acquisition of SI United in December 2004, the Group entered into asset swap transactions with Shanghai Pharmaceutical Group and SI United respectively during the period. The Group has also taken an active part in acquiring business and increasing the equity stake of its existing quality businesses. Projects undertaken ranged from water services to medicine and printing, involving an aggregate investment of RMB800 million.

- *Entering into agreement with Shanghai Pharmaceutical Group; acquiring and divesting of joint venture projects*

2005 will be a crucial year for the Company as considerable efforts have been made to implement the Group's business restructuring. In April 2005, the Group entered into an agreement with Shanghai Pharmaceutical Group for the acquisition of a further 40% share interest in Shanghai Medical Instruments at a consideration of RMB75.8 million and the disposal of its 48% share interest in Sunve Pharmaceutical at a consideration of RMB155.8 million. This has set the stage for the restructuring of the Group's pharmaceutical business. Upon completion of the transactions, the Group would cease to have any equity interest in Sunve Pharmaceutical while raising its share interest in Shanghai Medical Instruments to 99%. Establishing a reputation for its products and maintaining a considerable market share, Shanghai Medical Instruments is poised to become the development platform for the Group's medical equipment business.

Chairman's Statement

- ***Asset swap with SI United signified the commencement of the Group's business restructuring program***

In June 2005, the Company entered into an asset swap framework agreement with SI United, a subsidiary listed on the A-share market of the Shanghai Stock Exchange. Under the agreement, the Company would dispose of certain pharmaceutical assets including a 61% share interest in Xiamen TCM, a 55% share interest in Liaoning Herbapex, a 51% share interest in Huqingyutang Pharmaceutical and a 29% share interest in Huqingyutang Drugstore for a total consideration of approximately RMB445 million. In return, the Company will acquire certain commercial retail chain assets of SI United including a 21.17% share interest of Lianhua Supermarket and a 22.21% share interest of Century Lianhua at a total consideration of RMB433 million. Lianhua Supermarket is an H-share company listed on the Main Board of the Stock Exchange. The transaction has been approved by SI United's independent shareholders and the Company's Shareholders, which together hold more than 50% in nominal value of the shares conferring voting rights at a general meeting of the Company. The asset swap signified the commencement of the Group's pharmaceutical business restructuring program. SI United will become a listed company specialising in pharmaceutical business through the swapping of its commercial retail chain assets for pharmaceutical assets. This will further enhance the market position, brand building activity and long-term profitability of SI United and will in turn benefit the overall performance of the Group.

- ***Increasing equity interests in a number of existing quality projects and consolidating resources to enhance overall efficiency***

During the period, the Group increased its equity interests in a number of existing quality projects, and consolidated its resources in order to improve overall efficiency. These projects include Huqingyutang Pharmaceutical, Xiamen TCM, Hebei Yongxin Paper, Huzhou Tianwai Paper, Chengdu Jiuxing Printing and Chengdu Wing Fat Printing, with total investments amounting to RMB380 million.

Chairman's Statement

Prospects

In recent years, the Group has made considerable efforts to consolidate its business structure, focusing on the areas of infrastructure and medicine businesses, and promoting vertical and in-depth development to achieve synergy in operation. Emphasising healthy cash flow, profitability and growth, and promoting innovative ideas, the Group has reorganised its businesses to ensure that its resources are best deployed. Looking forward, the Group will strive to achieve major breakthroughs in upcoming merger and acquisition activities in order to strengthen its core businesses. "Maintaining a strong focus, building on a solid foundation, moving forward in a progressive manner and developing innovative ideas" are the key strategic objectives of the Group. We will strive to create the best value for Shareholders.

Lastly, on behalf of the Board of Directors, I wish to extend my gratitude to the Company's Shareholders for their unfailing support. I also wish to express my appreciation to the management and staff for their dedication and hard work during the period.



Cai Lai Xing
Chairman

Hong Kong, 25th August 2005

Management Discussion and Analysis

Stepping into 2005, the operating environment in China has continued to change and competition intensified as a result of the Government's macro economic measures and the reform of policies and systems. Increases in operating costs have brought considerable pressure to local enterprises. SMIC and Huizhong Automotive, engaged in semiconductors, and automobiles and parts businesses respectively, suffered losses during the period. Nevertheless, the Group's two core businesses of infrastructure facilities and medicine recorded an increase in net profit of 57.7% and 13.8% respectively.

Infrastructure Facilities

For the first six months of 2005, the Group's infrastructure facilities business showed steady growth, bringing a net profit of HK$102 million to the Group, an increase of 57.7% from the same period last year. This accounted for 18.5% of the Group's net profit before net corporate expenses. During the period, GWC further secured three projects, thereby increasing daily water supply and sewage treatment capacity by approximately 630,000 tonnes. The extension work of Shanghai-Nanjing Expressway (Shanghai Section) and the construction of the Jinhua Section of Yongjin Expressway were in progress. The Shanghai Pudong Container Terminal Project achieved record half-year results since its establishment in 2002.

Water Services

Water pricing reforms based on market supply and demand and the opening up of the water services market have created huge investment potential in the Mainland's water services market and attracted strong interest from domestic and foreign investors. Despite increased competitions during the period, GWC successfully secured three water services projects with investment amounts totalling RMB425 million. The joint venture projects at Xiangtan, Hunan Province and at Bengbu, Anhui Province invested last year have been put into operation, while the BOT (built-operate-transfer) project at Huzhou, Zhejiang Province started construction. Presently, the water services projects held by GWC will generate a combined capacity of exceeding 3.4 million tonnes of water supply and sewage treatment.

Management Discussion and Analysis

- ***Shaanxi Xianyang Water Supply Project***

During the period under review, GWC acquired a 50% interest in the Shaanxi Xianyang water supply project, with a term of operation of 30 years and a daily water supply capacity of 180,000 tonnes. Transfer of equity interests is expected to be completed in the second half of 2005.

- ***Shaanxi Xianyang "Yinshi Guo Wei" Water Supply Project***

The Shaanxi Xianyang "Yinshi Guo Wei" water supply project has a term of operation of 30 years and a daily water supply capacity of 300,000 tonnes. The Xianyang "Yinshi Guo Wei" water supply project franchise contract has been signed. The project is wholly-owned by GWC.

- ***Shenzhen Longhua Sewage Treatment Plant BOT Project***

The BOT project of Shenzhen Longhua Sewage Treatment Plant in the Baoan District has a daily sewage treatment capacity of 150,000 tonnes with a term of operation of 22 years. A franchise agreement has been signed with the local government. Pre-construction preparation work is expected to commence in the second half of 2005. The project is wholly-owned by GWC.

Management Discussion and Analysis

Distribution Map of the Existing Water Services Projects of GWC


Shannxi Xianyang Water Supply Project:
daily water supply capacity of 180,000 tonnes
Shaanxi Xianyang "Yinshi Guo Wei" Water Supply Project:
daily water supply capacity of 300,000 tonnes
Heilongjiang Province
Jilin Province
Liaoning Province
Inner Mongolia
Hebei Province
Beijing City
Tianjin City
Qinghai Province
Ningxia Province
Shanxi Province
Shandong Province
Gansu Province
Shaanxi Province
Henan Province
Jiangsu Province
Anhui Bengbu Water Supply Project:
daily water supply capacity of 410,000 tonnes
Sichuan Province
Anhui Province
Shanghai City
Hubei Province
Chongqing City
Chongqing (Changshou) Chemical Industrial Zone Water Supply and Sewage Treatment Project:
daily water supply capacity of 240,000 tonnes
daily sewage treatment capacity of 40,000 tonnnes
Zhejiang Huzhou-East New District Sewage Treatment Project:
daily sewage treatment capacity of 100,000 tonnes
Zhejiang Province
Hunan Province
Jiangxi Province
Guizhou Province
Xiamen Water Supply Project:
daily water supply capacity of 995,000 tonnes
Fujian Province
Yunnan Province
Guangxi Province
Guangdong Province
Taiwan
Hunan Xiangtan Water Supply and Sewage Treatment Project:
daily water supply capacity of 425,000 tonnes
daily sewage treatment capacity of 100,000 tonnes
Hong Kong
Xiamen Sewage Treatment Project:
daily sewage treatment capacity of 559,000 tonnes
Hainan Province
Shenzhen Longhua Sewage Treatment Plant BOT Project:
daily sewage treatment capacity of 150,000 tonnes

Management Discussion and Analysis

Toll Roads

Affected by the extension work of the Jiangsu Section, the operating results of the Shanghai-Nanjing Expressway (Shanghai Section) declined during the period. Daily average toll revenue amounted to RMB507,900, a decrease of 2% from the second half of the previous year. During the period, revenue from principal operations amounted to RMB92.18 million and net profit was RMB56.12 million. The extension work of the Shanghai-Nanjing Expressway (Shanghai Section) progressed steadily as planned. The pilot piling design work, testing proposal, formulation of regulatory details and other preliminary works of pilot piling have been completed. Pilot piling was successfully carried out in mid June, marking the commencement of the extension works of the Shanghai-Nanjing Expressway (Shanghai Section). The extension project is scheduled to be completed by the end of next year, after which the vehicle traffic volume and toll revenue are expected to rise accordingly. Yongjin Expressway (Jinhua Section) is scheduled to open for traffic in the fourth quarter of this year and is anticipated to bring in steady revenue to the Group.

Port Facilities

The performance of Pudong International was good with higher-than-expected results. Despite the impact of the commencement of operation of Shanghai Pudong Container Terminal Phase 5 early this year and the cancellation of two routes of the company since January 2005, the company managed to increase container volume and utilise scientific methods for loading and unloading. As a result, not only were operating results unaffected, the company achieved the best ever half-year performance since its establishment in 2002. For the six months ended 30th June 2005, the company's throughput totalled 1,233,500 TEUs while turnover and profit were RMB423 million and RMB228 million, representing an increase of 11.97%, 20.09% and 33.48% respectively over the corresponding period last year.

Medicine

During the period under review, the medicine business contributed HK$95.31 million to the Group's net profit, an increase of 13.8% from the same period last year and accounted for 17.3% of the Group's net profit before net corporate expenses. The overall turnover of the medicine business increased 182.2% from the same period last year to HK$1,713 million. Operating income increased 151.5% to HK$206 million. The operating result of SI United, in which the Group has a 56.63% shareholding, has been consolidated into the Group's accounts since 2005.

Management Discussion and Analysis

Distribution Map of the Group's Major Medicine Businesses


Chifeng Mengxin
is principally engaged in the manufacture and sale of chemical pharmaceuticals. The Group has a 52.75%* interest therein.
Chifeng Aike
is principally engaged in the manufacture and sale of raw pharmaceuticals. The Group has a 58.19%* interest therein.
Liaoning Herbapex
is principally engaged in the manufacture and sale of Chinese medicine. The Group has a 55% interest therein.
Heilongjiang Province
Jilin Province
Liaoning Province
Changzhou Pharmaceutical
is principally engaged in the manufacture and sale of biomedicine and chemical pharmaceuticals. The Group has a 55.75%* interest therein.
Inner Mongolia
Hebei Province
Beijing City
Tianjin City
Ningxia Province
Shanxi Province
Qinghai Province
Gansu Province
Shaanxi Province
Shandong Province
Henan Province
Shanghai Medical Instruments
is principally engaged in the manufacture and sale of medical equipment. The Group has a 99%* interest therein.
Jiangsu Province
Sichuan Province
Anhui Province
Shanghai City
Hubei Province
Chongqing City
Guangdong Techpool
is principally engaged in the manufacture and sale of biomedicine. The Group has a 51%* interest therein.
Sunway Biotech
is principally engaged in the manufacture and sale of biomedicine. The Group has a 70.41% interest therein.
Zhejiang Province
Hunan Province
Jiangxi Province
Guizhou Province
Fujian Province
Yunnan Province
Taiwan
Guangxi Province
Guangdong Province
Hong Kong
Xiamen TCM
is principally engaged in the manufacture and sale of Chinese medicine. The Group has a 61% interest therein.
Hainan Province
Huqingyutang Pharmaceutical
is principally engaged in the manufacture and sale of Chinese medicine. The Group has a 51% interest therein.
Hangzhou Qingchunbao
is principally engaged in the manufacture and sale of Chinese medicine and health food. The Group has a 55% interest therein.

** The said interests are held by SI United.*

Management Discussion and Analysis

Chinese Medicine and Health Food

The Group's Chinese prescription drugs, in particular injection products, grew rapidly. "Dengfeng" Shen Mai Injection had a record turnover of RMB172 million, an increase of 14.9% from the same period last year. The sales of "Dengfeng" Dan Shen Injection and "Dengfeng" Herba Houttuyniae Injection have seen rapid growth at the rates of 17.8% and 58.4% from the same period last year respectively. The "Quantitative Analysis of TCM Compounds and its Application in Manufacturing of Shen Mai Injection", a research project jointly conducted by the Group and Zhejiang University, won Second Prize in the State Scientific and Technology Progress Award, contributing to securing the leading position of "Dengfeng" Shen Mai Injection among similar products in China.

During the period under review, the Group actively participated in the market development of "Dinglu" Xinhuang Tablets. The addition of more than 70 hospitals as new sales channels has helped build a solid foundation for the product's sales growth. The Group acquired Liaoning Herbapex, a company which specialises in Chinese medicine manufacture and sale, last year. The company recorded a rise of income and net profit at 11.1% and 6.3% respectively over the corresponding period last year. Its main product "Cang Song" Rupixiao Tablets achieved a turnover of RMB51.93 million. The results of Huqingyutang Pharmaceutical recorded substantial growth compared to the corresponding period last year. For the period ended 30th June 2005, turnover and profit before taxation amounted to RMB122 million and RMB22.86 million, representing 39% and 11% growth respectively compared to the corresponding period last year. The company's principal product "Huqingyutang" Stomach Rejuvenation Tablets increased 2.6% in turnover compared to the same period last year. Turnover of "Huqingyutang" Qiangli Pipalu increased 88.6% from the corresponding period last year.

The sales of OTC medicine "Qingchunbao" Anti-aging Tablets still remained at a stage of adjustment. During the period under review, sales income amounted to RMB96.42 million, representing a decrease of 46.2% over the corresponding period last year. With regard to health food, "Qingchuanbao" Beauty Capsules also recorded a 27.6% drop of revenue at RMB37.94 million. "Qingchunbao" Yong Zhen Tablets and "Huquingyutang" Herba Dendrobium Grain, which were launched within the past two years, have seen very positive growth in sales. During the period, turnover of these two products reached RMB14.55 million and RMB27.64 million respectively.

Management Discussion and Analysis

In the area of research and development, the Group initiated "Coronary Heart Calm Tablet" research during the period and obtained clinical trial permission for the new drug. The new drug is now undergoing clinical trial. "Scutellarin" and "Scutellarin Injection", two Category I new Chinese medicine research projects, have already completed pre-clinical trials. The SFDA has begun assessment of the drugs. Currently, a patent is being applied for "Scutellarin Injection (10ml)". The drug has been classified by the State Administration of Traditional Chinese Medicine as the "New Drugs Research and Development Special Study of the State Administration of Chinese Medicine". The "Compact Bone Capsules" project has entered Phase III clinical trials in several PRC hospitals and the "Kidney Tonifying Grains" has also been undergoing Phase III clinical trials. The "Modern Chinese Medicine for Cystic Hyperplasic of the Breast – Rupixiao Soft Capsules", a research project jointly conducted with Shanghai Second Military Medical University, has reached the interim testing stage and application for clinical trials has been made to the SFDA.

Sales of Major Chinese Medicine and Health Food in the first half of 2005

Name of Product	Category	Sales *RMB'000*	% change
"Qingchunbao" Anti-Aging Tablets	Immunity-strengthening	96,420	-46.2%
"Qingchunbao" Beauty Capsules	Health Food	37,935	-27.6%
"Dengfeng" Shen Mai Injection	Cardiovascular	171,625	14.9%
"Dengfeng" Dan Shen Injection	Cardiovascular	61,992	17.8%
"Dengfeng" Herba Houttuyniae Injection	Anti-microbial infection	32,403	58.4%
"Dinglu" Xinhuang Tablets	Anti-bacterial, anti-inflammatory	35,219	-4.4%
"Huqingyutang" Stomach Rejuvenation Tablets	Gastro-intestinal	38,877	2.6%
"Cang Song" Rupixiao Tablets	Gynaecological	51,927	7.6%

Biomedicine

With respect to biomedicine business, the turnover for "Techpool" Luo An (Ulinastatin) amounted to RMB52.75 million during the period under review, representing 28.4% increase over the previous period. In March this year, Guangdong Techpool completed registration for the supply of low molecular-weight Heparin Sodium in the Japanese market with Japan's Ministry of Health and Welfare. At the same time, the Company carried out registration work for finished pharmaceutical products in a number of countries including Egypt, Iran and Syria. The product of Sunway Biotech, G-CSF, has been formally on sale in certain overseas markets including India.

Management Discussion and Analysis

During the period, three State Category I new drug projects of the Group made good progress. "H101", a new drug for treating head and neck tumours (nasopharyngeal cancer), has completed Phase III clinical trials. Assessment for the project has made considerable progress and it is expected that new drug certification would be granted this year. After production trials are completed at the workshop equipped with a production capacity of 150,000 pieces, application will be made for GMP certification. Preparation for the commercialisation of "TNF" (Tumour Necrosis Factor), a complementary drug for clinical treatment of cancer, is ready and construction of the production workshop has been carried out as planned. The workshop is scheduled to be set up in October and GMP certification is expected to be received in the first half of 2006. Human Urinary Kallikrein "Kai Li Kang", designed for treatment of hypertension and occlusion cerebral and surrounding blood vessels, has been made available all information required for new drug registration. Having passed the assessment test of the SFDA, the drug has entered the stage of technological evaluation. New drug certification is expected within this year.

Medical Equipment

During the period under review, the Group entered into an agreement with the Shanghai Pharmaceutical Group through which its equity interest in Shanghai Medical Instruments will be increased to 99%. Shanghai Medical Instruments is mainly engaged in such businesses as operating theatre equipment and oral instruments. During the period, Shanghai Medical Instruments recorded a turnover of nearly RMB300 million. In the area of marketing, Shanghai Medical Instruments focused its efforts on various major products. The company participated in three regional exhibitions and one national exhibition during the period. These activities have helped enhance product distribution channels and promote company image. Having established a reputation and a strong presence in the Mainland, Shanghai Medical Instruments will serve as the platform for the Group's expansion into the medical equipment business.

MicroPort Medical achieved encouraging results during the first half of the year, with records-breaking turnover and net profit of RMB118 million and RMB34.79 million respectively, representing a growth of 2.57 times and 4.91 times respectively over the corresponding period of the previous year. Its products, PTCA balloon catheters and coronary stents, were granted first prize in the 2004 Shanghai Science & Technology Progress Award. The sales of these products grew rapidly.

Management Discussion and Analysis

Consumer Products and Information Technology

During the period under review, the overall results of consumer products and information technology business maintained steady growth and contributed net profit of HK$355 million to the Group. Excluding the exceptional profit from the listing of SMIC last year, net profit represented a growth of 19% over the corresponding period of the previous year and accounted for 64.2% of the Group's net profit before net corporate expenses.

Tobacco

During the period, Nanyang Tobacco recorded a turnover of HK$723 million, *representing a decline of 16.5% from the corresponding period of the previous year.* The decrease was due to changes in sales policy effective this year requiring the exclusion of trade discounts from sales. Nanyang Tobacco's profit amounted to HK$210 million during the period, representing an increase of 31.8% over the corresponding period of the previous year. At present, nearly 90% of Nanyang Tobacco's sales are derived from self-made cigarettes, of which nearly 70% is accounted for by "Double Happiness" in both soft and hard packets. In view of changes in market distribution and market share, Nanyang Tobacco has focused on developing new markets for expansion. Newly developed markets now include Australia, Middle East, Malaysia and Indonesia.

Dairy

During the first half of 2005, Bright Dairy recorded a turnover of RMB3,467 million, representing an increase of 6.8% over the corresponding period of the previous year. A net profit of RMB151 million, representing an increase of 2.9% over the corresponding period was recorded. With increased competitions in the dairy market, Bright Dairy has taken a market-driven approach, upgrading its product mix and raising brand awareness. During the period, the "Bright" trademark of Bright Dairy was once again recognised as a "leading trademark" in Shanghai. The Chinese Academy of International Trade and Economic Cooperation of the Ministry of Commerce has given a triple A ranking to Bright Dairy in terms of trustworthiness. In respect of new products, the company has been trying to develop multi-functional and multi-characteristic new products such as "Jianneng low-sugar milk" and "Jianneng low-fat milk" through defining specific market segments as well as operating on a regional basis. In the area of market development, Bright Dairy has established a new production base in Chengdu for refrigerated dairy products in southwestern China. Media reports about product quality management of Bright Dairy in June adversely affected sales in some regions. The company has however taken effective crisis management measures to rectify the situation with the public and investors and to restore consumer confidence.

Management Discussion and Analysis

Automobiles and Parts

The generally sluggish domestic automobile industry in the Mainland with continued downward adjustments of automobile prices has resulted in a significant decline in operating income for auto-related companies. At the same time, the under-utilised production capacity has put pressure on the enterprises' fixed costs. During the period, Huizhong Automotive and Transportation Electric, both engaged in automobile and parts businesses, together reported sales of RMB1,861 million, a decrease of 46% from the corresponding period of the previous year. Huizhong Automotive reported losses. Transportation Electric however achieved a profit of RMB14.47 million through implementing effective measures in reducing costs and maximise efficiency.

Printing

Wing Fat Printing achieved satisfactory results during the period. The company recorded a turnover of HK$283 million and a net profit of HK$64.26 million, representing a growth of 20.4% and 1.5% respectively over the corresponding period of the previous year. After a period of trial operation, the new Dongguan factory fully commenced production this year. During the period, Wing Fat Printing has also made considerable efforts to consolidate internal resources and invested a total of nearly RMB156 million to raise its shareholding in a number of associated enterprises, including Hebei Yongxin Paper, Chengdu Jiuxing Printing and Chengdu Wing Fat Printing, which became subsidiaries of Wing Fat Printing. These enterprises represent new sources of growth for the Group's printing business.

Information Technology

The semiconductor industry experienced a downturn in its product cycle since the end of 2004, in particularly the foundry sector. As a result, SMIC recorded a loss of US$70.44 million during the period. Nevertheless, the company maintained a 29.5% increase in sales, amounting to US$528 million. In the second quarter of 2005, the company reported an increase in capacity to 139,025 8-inch equivalent wafers per month and a utilisation rate of 87%. Based on the demand forecasts provided by its customers, SMIC believes that the second half of 2005 will be a period of financial growth and improvement. At present, SMIC has formed a partnership with Saifun Semiconductors, Ltd. to license Saifun's NORM® technology for the production of flash memory-based products. The new flash-memory strategy of SMIC will enable the company to meet the increasing demand for flash-based products in the consumer electronics and telecommunication sectors.

Management Discussion and Analysis

SII actively promoted the construction of key urban information technology projects and achieved satisfactory results. During the period under review, the number of "Cableplus" subscribers exceeded 200,000, while the number of digital television subscribers jumped to 45,996. A total of 157 additional kilometres of information pipelines were built, providing new network access to 152 buildings. "Easypay" reached 3 million user hits with approximately RMB260 million in transactions. Shanghai Certification Centre, a hi-tech company under SII is mainly engaged in network trust services and third party certification services. During the period under review, it was granted electronic certification service user code licence by the Code Monitoring State Authority and became a member of the first group of certification institutions granted such licences in the Mainland.

Financial Review

Key Figures

	Unaudited Six months ended 30th June 2005	2004 (restated)	Increase (Decrease)
Financial highlights			
Turnover (HK$'000)	**2,714,218**	1,692,465	60.4%
Profit attributable to shareholders (HK$'000)	**520,732**	927,037	(43.8%)
Total assets (HK$'000)	**21,382,916**	18,396,292	16.2%
Shareholders' equity (HK$'000)	**15,911,245**	15,220,380	4.5%
Share information			
Earnings per share – basic (HK cents)	**54.2**	97.8	(44.6%)
Dividend per share – interim (HK cents)	**20.0**	20.0	0%
Number of shares in issue (shares)	**967,113,000**	949,938,000	N/A
Share price at 30th June (HK$)	**15.15**	14.35	N/A
Market capitalisation at 30th June (HK$ billion)	**14.652**	13.632	N/A
Financial ratios			
Gearing ratio (Note)	**11.0%**	10.0%	N/A
Interest cover	**25 times**	158 times	N/A
Dividend payout ratio	**36.9%**	20.4%	N/A

Note: interest-bearing loans / (shareholders' equity + minority interests + interest-bearing loans)

Financial Review


HK cents
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
6/2005

Interim dividend per share   Final dividend per share


HK$
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
2000
2001
2002
2003
2004
6/2005

First half earnings per share   Second half earnings per share


HK$
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
6/2005

Shareholders' equity per share

Financial Review

Financial Review

I. Basis of Preparation

The Group has adopted all new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations (collectively referred to as "new HKFRSs") issued and effective as of 30th June 2005 pertinent to its operations. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2004 except for those changes in relation to the adoption of the new HKFRSs.

II. Analysis of Financial Results

1. Profit for the first half of 2005

For the first half of 2005, profit amounted to HK$520.73 million, a decrease of approximately 43.8% over the restated profit of HK$927.04 million for the corresponding period of 2004. The decline was mainly due to an exceptional profit brought to the Group from the listing of SMIC last year.

During the period, the new earnings source added to the medicine business following completion of the acquisition of SI United and the growth in operating profit of businesses such as infrastructure facilities and Nanyang Tobacco which had offset the effect of the sluggish domestic automobile market and the semiconductor industry on the Group's earnings.


HK$ million
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
6/2005
Profit for the first half of the year
Profit for the second half of the year

Financial Review

2. Profit Contribution from Each Business

The profit contributed by each business in the Group during the first half of 2005 and the same period last year is summarised as follows:

	Unaudited Six months ended 30th June		
	2005 **HK$'000**	2004 HK$'000 (restated)	Increase (Decrease) %
Infrastructure facilities	**101,843**	64,590	57.7
Medicine	**95,306**	83,723	13.8
Consumer products	**315,253**	360,688	(12.6)
Information technology	**39,365**	559,438	(93.0)

For the period ended 30th June 2005, the Group recorded a loss in its automobile and parts business due to the impact of marco economic measures implemented in China and price competition. However, tobacco and printing, which also belonged to the consumer products business, achieved continuous growth in profit contribution, offsetting in part the negative impact of the automobile and parts business. Nevertheless, the profit contribution from the overall consumer products business showed a decline.

The semiconductor industry experienced a downturn and SMIC recorded a loss in its operating results for the first half of the year, as compared to a profit previously. Furthermore, no significant exceptional profit was recorded such as the gain from the spin-off of SMIC in the corresponding period last year. Although the rise in share value of China Netcom (HK), an information technology company, kept the overall information technology business in profit, profit from this business fell significantly as compared to the corresponding period last year.

In respect to infrastructure facilities business, Pudong International, which operates the Waigaoqiao terminal phase one, provided good profit contribution. While GWC was expanding its water supply and water processing capacity, it also started to provide profit contribution to the Group. As a result, infrastructure facilities business recorded a 57.7% growth. Yongjin Expressway, the acquisition of which was completed this year, remained in a developing stage and thus no profit was yet to contribute for the period. It is believed that following the completion of its construction works late this year, the company will become another growth for the Group's infrastructure facilities business.

Financial Review

The medicine and infrastructure facilities businesses, which the Group strove to develop, demonstrated stable growth during the period. The acquisition of SI United was completed at the end of last year. Its operating results were consolidated into the Group during the period, bringing new source of profit to the medicine business. Other medicine businesses also performed well and achieved the expected operating results.

Full details of the operating performances and progress of individual businesses for the first half of 2005 are contained in the section headed "Management Discussion and Analysis".

3. Turnover

The Group's turnover by principal activities for the period ended 30th June 2005 and prior period comparative was summarised as follows:

	Unaudited Six months ended 30th June		
	2005 HK$'000	2004 HK$'000 (restated)	Increase (Decrease) %
Infrastructure facilities	**82,877**	103,487	(19.9)
Medicine	**1,713,341**	607,043	182.2
Consumer products	**918,000**	981,935	(6.5)
	2,714,218	1,692,465	60.4


1-6/2005
3.1%
33.8%
63.1%
1-6/2004
6.1%
35.9%
58.0%
Infrastructure facilities
Medicine
Consumer products

Financial Review

For the period ended 30th June 2005, the turnover of the Group was increased by 60.4%, it is mainly attributable to the attractive sales growth from the medicine business, which was partly offset by the adjustment in the turnover of the infrastructure facilities and consumer products businesses.

The completion of the acquisition of SI United brought forth very promising growth to the Group's medicine business in turnover for the period. Turnover of SI United comprised a series of products including chemical compound OTC drugs, biomedicine, medical equipment and medicine retailing, greatly enriching the range of the Group's product mix.

The change in turnover of infrastructure facilities business primarily reflected the drop in toll fee income as a result of the beginning of the expansion works undergone at other sections of Hu-Ning Expressway. The pressure brought forth to Hu-Ning Expressway by lower earning was reduced by cost streamlining measures.

Lower turnover of consumer products was attributable to the change of sale terms by Nanyang Tobacco. Under the new terms, sales discounts were deducted directly from turnover instead of being expensed as distribution costs in the previous year. The growth in turnover of printing business remained stable.

4. Profit before Taxation

(1) Gross profit margin

Gross profit margin for the period was 40.6%, representing a decrease of 16.7% as compared to 57.3% for the corresponding period last year. The decrease was attributable to the consolidation of SI United's profit and loss during the period. Since a portion of SI United's sales belonged to low-margin medicine retailing business, the overall gross margin was lowered despite the increase in turnover of the medicine business at the same time.

(2) Investment income

During the period, investment income increased from HK$89.89 million for the corresponding period last year to approximately HK$197.47 million, driven by the appreciation in value of China Netcom (HK) shares held by the Group and the increase of dividend payment arising from the continuous good performance of Pudong International.

Financial Review

(3) *Other operating income*

Other operating income during the period increased approximately HK$95.50 million, primarily due to the write back of the risk provision for consumer products business last year and the increase of re-investment tax refund.

(4) *Administrative expenses*

Administrative expenses during the period increased approximately HK$159.99 million from the corresponding period last year, primarily due to the completion of the acquisition of SI United at the end of last year and increase in the number of subsidiaries consolidated within the consumer products business, which increased the administrative expenses for consolidation.

(5) *Other operating expenses*

The significant decrease of approximately HK$122.97 million in other operating expenses was mainly due to the fact that risk provision and investment impairment were made for long-term investments of certain consumer products and medicine business in the corresponding period last year.

(6) *Finance costs*

Finance costs increased HK$26.50 million, partly driven by the finance costs involved in the consolidation of SI United during the period and also by the higher borrowing expenses caused by rising interest rate.

(7) *Share of results of jointly controlled entities*

Affected by the macro economic measures implemented in China and price competition, Huizhong Automotive recorded an operating loss for the period, consequently reducing the share of results of jointly controlled entities by approximately HK$54.45 million.

(8) *Share of results of associates*

During the period, the operating results of SMIC was affected by the cyclical downturn of the semiconductor industry and the company reported a loss during the period as compared to a profit recorded in the corresponding period last year. The Group's share of results of associates consequently decreased by approximately HK$91.63 million.

Financial Review

(9) Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities

The net gain on disposal of interests during the period was brought forth by the disposal of two logistics companies and decreased substantially by approximately HK$674.41 million from the corresponding period last year, when there was a net gain on disposal of interests from the spin-off of SMIC.

5. Dividends

The Board of the Group has resolved to pay an interim dividend of HK20 cents per share, the dividend payout ratio was approximately 36.9%. The dividend payout ratio has increased by 16.5% as compared to the 2004 interim dividend of HK20 cents per share but payout ratio of 20.4%.

III. Financial Position of the Group

1. Capital and shareholders' equity

As at 30th June 2005, the Group had a total of 967,113,000 shares in issue. The number of shares in issue increased by 8,475,000 shares , during the period under review, as compared with the 958,638,000 shares in issue at the end of 2004. Based on the closing price of HK$15.15 per share on 30th June 2005, the Group had a market capitalisation of approximately HK$14,651.76 million.

The increase in the shareholders' equity as at 30th June 2005 was attributable to both operating profits and the increase in the number of shares in issue during the period under review.


HK$ billion
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
6/2005
Shareholders' equity

Financial Review

2. Indebtedness

(1) Borrowings

As at 30th June 2005, the total borrowings of the Group amounted to HK$2,143.39 million, primarily representing loans of HK$543.39 million of subsidiaries and a HK$1,600 million five-year term syndication loan. The syndication loan comprises a long-term loan amounting to HK$800 million and a revolving loan of HK$800 million, which have been stated in the balance sheet as long-term bank loan and short-term bank loan respectively. Of the total loans, unsecured credit facility accounted for 93.4%.

(2) Pledge of assets

As at 30th June 2005, the following assets were pledged by the Group in order to secure general credit facilities granted to the Group:

(a) plant and machinery with a net book value of approximately HK$75,864,000;
(b) land and buildings with a net book value of approximately HK$40,772,000;
(c) bank deposits of approximately HK$39,480,000; and
(d) motor vehicles with a net book value of approximately HK$376,000.

(3) Contingent liabilities

As at 30th June 2005, the Group has given guarantees to banks in respect of banking facilities utilised by 西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.) etc of HK$27.43 million in total.

3. Bank deposits and short-term investments

As at 30th June 2005, cash and short-term investments held by the Group amounted to HK$5,190.85 million and HK$1,642.75 million respectively. The proportions of US dollars, Renminbi and HK dollars were 45%, 44% and 11% respectively. Short-term investments mainly consisted of investments such as funds, equity-linked notes, bonds and Hong Kong listed shares.

At present, the Group is in net cash position, having sufficient current capital and a healthy interest cover. However, the Group will review the market situation from time to time and consider the development needs of the Company and look for opportunities to optimise its capital structure.

Financial Review

IV. Management Policies for Financial Risk

1. Exchange Rate Risk

The Group mainly operates in China and the Hong Kong Special Administrative Region and the major exchange rate risks arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group, as HK dollar and Renminbi are both under managed floating system, after review the current market situation, the Group has not entered into any derivative contracts aimed at minimising exchange rate risks during the period.

On 21st July 2005, the People's Bank of China adjusted the exchange of Renminbi to US dollars from 8.2765 to 8.1100. In view of the magnitude of this adjustment, the appreciation of Renminbi has positive but immaterial impact to the Group.

2. Interest Rate Risk

The major financing loan of the Group is a HK$1,600 million syndication loan. To exercise prudent management against interest rate risks, the Group entered into a structured interest rate hedging agreement against the long-term portion of the syndication loan early in the first half of 2004. The Group will continue to review the market trend, as well as its business operation needs and its financial position in order to identify the most effective tools for interest rate risk management.

Independent Review Report

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 30 to 56.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a half-yearly interim financial report to be in compliance with the Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Independent Review Report

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th June 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
25th August 2005

Condensed Consolidated Income Statement

For the six months ended 30th June 2005

	NOTES	Six months ended 30th June **2005** **HK$'000** **(unaudited)**	 2004 HK$'000 (unaudited and restated)
Turnover	4	**2,714,218**	1,692,465
Cost of sales		**(1,611,172)**	(722,166)
Gross profit		**1,103,046**	970,299
Investment income		**197,468**	89,886
Other operating income		**102,503**	7,001
Distribution costs		**(379,318)**	(386,521)
Administrative expenses		**(339,616)**	(179,631)
Other operating expenses		**(28,497)**	(151,462)
Finance costs		**(34,234)**	(7,730)
Share of results of jointly controlled entities		**20,889**	75,338
Share of results of associates		**58,407**	150,038
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities		**14,187**	688,596
Allowance for amount due from a jointly controlled entity		**–**	(33,376)
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity		**(1,409)**	(113,386)
Discount on acquisition of additional interest in a subsidiary		**141**	–
Profit before taxation	5	**713,567**	1,109,052
Taxation	6	**(87,505)**	(122,858)
Profit for the period		**626,062**	986,194
Attributable to			
– Equity holders of the parent		**520,732**	927,037
– Minority interests		**105,330**	59,157
		626,062	986,194
Dividends	7	**336,347**	303,465
Earnings per share	8		
– Basic		**HK54.2 cents**	HK97.8 cents
– Diluted		**HK54.0 cents**	HK96.9 cents

Condensed Consolidated Balance Sheet

At 30th June 2005

	NOTES	30th June 2005 HK$'000 (unaudited)	31st December 2004 HK$'000 (audited and restated)
Non-Current Assets			
Investment properties	9	45,672	45,672
Property, plant and equipment	9	2,014,343	1,892,434
Lease premium for land – non-current portion		203,795	185,782
Toll road operating right		1,769,146	1,784,651
Intangible assets		46,070	39,206
Goodwill		359,162	346,204
Negative goodwill		–	(2,203)
Interest in jointly controlled entities		2,507,942	2,139,789
Interest in associates		4,304,144	4,367,157
Investments in other projects		–	51,032
Investments in securities		–	245,512
Available-for-sale investments		280,063	–
Derivative financial instruments		10,186	–
Loan receivable		2,406	2,748
Deposits paid on acquisition of property, plant and equipment		49,426	25,821
Deferred tax assets		42,468	33,232
		11,634,823	11,157,037
Current Assets			
Lease premium for land – current portion		4,208	2,162
Inventories		1,156,658	877,785
Trade and other receivables	10	1,559,965	1,487,294
Investments in securities		–	1,084,036
Investments held for trading	11	1,642,750	-
Placement of deposits with financial institutions		193,664	188,962
Pledged bank deposits		39,480	43,121
Bank balances and cash		5,151,368	5,766,464
		9,748,093	9,449,824
Current Liabilities			
Trade and other payables	12	1,603,922	1,226,846
Taxation payable		103,449	96,816
Short-term bank and other borrowings	13	1,272,393	1,240,645
		2,979,764	2,564,307
Net Current Assets		6,768,329	6,885,517
Total Assets Less Current Liabilities		18,403,152	18,042,554

Condensed Consolidated Balance Sheet

At 30th June 2005

	NOTE	30th June 2005 HK$'000 (unaudited)	31st December 2004 HK$'000 (audited and restated)
Capital and Reserves			
Share capital		96,711	95,864
Reserves		15,814,534	15,518,997
Equity attributable to equity holders of the parent		15,911,245	15,614,861
Minority interests		1,520,641	1,476,366
Total Equity		17,431,886	17,091,227
Non-Current Liabilities			
Long-term bank and other borrowings	13	870,994	859,390
Deferred tax liabilities		100,272	91,937
		971,266	951,327
		18,403,152	18,042,554

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June 2005

	Attributable to equity holders of the parent												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Investment property revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	PRC statutory reserves HK$'000	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2004	94,575	9,886,904	-	1,071	514	-	33,820	(927,282)	317,792	5,083,446	14,490,840	380,934	14,871,774
Exchange difference arising from translation of financial statements of PRC operations	-	-	-	-	-	-	79	-	-	-	79	6	85
Share of exchange difference arising from translation of financial statements of PRC operations of a jointly controlled entity	-	-	-	-	-	-	106	-	-	-	106	-	106
Net income recognised directly in equity	-	-	-	-	-	-	185	-	-	-	185	6	191
Profit for the period	-	-	-	-	-	-	-	-	-	927,037	927,037	59,157	986,194
Total recognised income and expense for the period	-	-	-	-	-	-	185	-	-	927,037	927,222	59,163	986,385
Exercise of share options	419	-	-	-	-	-	-	-	-	-	419	-	419
Premium arising on issue of shares	-	46,764	-	-	-	-	-	-	-	-	46,764	-	46,764
Expenses incurred in connection with the issue of shares	-	(36)	-	-	-	-	-	-	-	-	(36)	-	(36)
Realised on disposal of interest in subsidiaries	-	-	-	-	-	-	(316)	-	(736)	736	(316)	-	(316)
Realised on deemed disposal of interest in a subsidiary	-	-	-	-	-	-	-	1,140	-	-	1,140	-	1,140
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity	-	-	-	-	-	-	-	57,812	-	-	57,812	-	57,812
Transfers	-	-	-	-	-	-	-	-	12,676	(12,676)	-	-	-
Acquired on acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	46,010	46,010
Capital contributions by minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	84,393	84,393
Deemed disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(64,386)	(64,386)
Dividends paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(93,070)	(93,070)
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(1,526)	(1,526)
Dividends paid (Note 7)	-	-	-	-	-	-	-	-	-	*(303,465)*	*(303,465)*	-	*(303,465)*
At 30th June 2004	94,994	9,933,632	-	1,071	514	-	33,689	(868,330)	329,732	5,695,078	15,220,380	411,518	15,631,898

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June 2005

	Attributable to equity holders of the parent												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Investment property revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	PRC statutory reserves HK$'000	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 31st December 2004 – as originally stated	95,864	10,032,631	-	1,071	514	-	35,655	(837,505)	385,074	5,904,157	15,617,461	1,476,786	17,094,247
Effects of changes in accounting policies	-	-	2,800	-	-	-	-	-	-	(5,400)	(2,600)	(420)	(3,020)
At 31st December 2004 – as restated	95,864	10,032,631	2,800	1,071	514	-	35,655	(837,505)	385,074	5,898,757	15,614,861	1,476,366	17,091,227
Effect of adoption of new accounting policies	-	-	-	-	(514)	(3,328)	-	837,505	-	(834,788)	(1,125)	-	(1,125)
At 1st January 2005 – as restated	95,864	10,032,631	2,800	1,071	-	(3,328)	35,655	-	385,074	5,063,969	15,613,736	1,476,366	17,090,102
Gains on cash flow hedges taken to equity	-	-	-	-	-	13,514	-	-	-	-	13,514	-	13,514
Share of PRC statutory reserves of a jointly controlled entity	-	-	-	-	-	-	-	-	427	-	427	-	427
Share of exchange difference arising from translation of financial statements of PRC operations of a jointly controlled entity	-	-	-	-	-	-	142	-	-	-	142	-	142
Share of exchange difference arising from translation of financial statements of PRC operations of an associate	-	-	-	-	-	-	(204)	-	-	-	(204)	-	(204)
Net income recognised directly in equity	-	-	-	-	-	13,514	(62)	-	427	-	13,879	-	13,879
Profit for the period	-	-	-	-	-	-	-	-	-	520,732	520,732	105,330	626,062
Total recognised income and expense for the period	-	-	-	-	-	13,514	(62)	-	427	520,732	534,611	105,330	639,941
Exercise of share options	847	-	-	-	-	-	-	-	-	-	847	-	847
Premium arising on issue of shares	-	98,395	-	-	-	-	-	-	-	-	98,395	-	98,395
Expenses incurred in connection with the issue of shares	-	(111)	-	-	-	-	-	-	-	-	(111)	-	(111)
Recognition of share-based payments	-	-	721	-	-	-	-	-	-	-	721	-	721
Realised on disposal of interest in a jointly controlled entity	-	-	-	-	-	-	(581)	-	-	-	(581)	-	(581)
Realised on disposal of interest in an associate	-	-	-	-	-	-	(26)	-	-	-	(26)	-	(26)
Transfers	-	-	-	-	-	-	-	-	29,670	(29,670)	-	-	-
Capital contributions by minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	2,239	2,239
Dividends paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(50,166)	(50,166)
Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(47,004)	(47,004)
Acquired on acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	34,467	34,467
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(591)	(591)
Dividends paid (Note 7)	-	-	-	-	-	-	-	-	-	(336,347)	(336,347)	-	(336,347)
At 30th June 2005	96,711	10,130,915	3,521	1,071	-	10,186	34,986	-	415,171	5,218,684	15,911,245	1,520,641	17,431,886

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June 2005

	Six months ended 30th June	
	2005	2004
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash from operating activities	**647,585**	559,005
Net cash (used in) from investing activities:		
Capital contributions to jointly controlled entities	**(476,965)**	(105,049)
Purchase of property, plant and equipment	**(137,005)**	(95,978)
Other investing cash flows	**(134,306)**	290,494
	(748,276)	89,467
Net cash used in financing activities	**(347,245)**	(138,615)
Net (decrease) increase in cash and cash equivalents	**(447,936)**	509,857
Cash and cash equivalents at 1st January	**5,185,693**	4,038,696
Cash and cash equivalents at 30th June	**4,737,757**	4,548,553
Being:		
Bank balances and cash	**5,151,368**	5,012,677
Less: Bank deposits with more than three months of maturity	**(413,611)**	(464,124)
	4,737,757	4,548,553

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for certain properties and financial instruments, which are measured at fair value or revalued amounts, as appropriate:

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2004 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1st January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has also resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

(i) Share-based payment

HKFRS 2 "Share-based Payment" requires an expense to be recognised where an entity buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees'

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

share options of the Group and a jointly controlled entity determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group and the jointly controlled entity did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st January 2005. In accordance with the relevant transitional provisions, the Group has not applied HKFRS 2 to share options granted on or before 7th November 2002 and share options that were granted after 7th November 2002 (but prior to 1st January 2005) and had vested before 1st January 2005. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after 7th November 2002 and which were not yet vested on 1st January 2005. The effect of adoption of this new standard is set out in note 3.

(ii) **Business combinations**

HKFRS 3 "Business Combinations" is effective for business combinations for which the agreement date is on or after 1st January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1st January 2001 was held in reserves, and goodwill arising on acquisitions after 1st January 2001 was capitalised and amortised over its estimated useful life.

The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves of HK$889.6 million has been transferred to the Group's accumulated profits on 1st January 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1st January 2005 onwards and goodwill will be tested for impairment at least annually or in the financial year in which the acquisition takes place. Goodwill arising on acquisitions after 1st January 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for 2004 are not required to be restated.

In the current period, the Group has also applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates" which requires goodwill of foreign operations to be treated as monetary assets and liabilities and translated

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions of foreign operations prior to 1st January 2005 is treated as a non-monetary foreign currency item of the Group. Therefore, no prior period adjustment has been made. In the current period, the Group acquired foreign operations and goodwill arose there from has been translated at the closing rate at 30th June 2005. As there was no significant difference between the exchange rates at the acquisition dates and the closing rate at 30th June 2005, such translation has had no material effect on the balance of the translation reserve at 30th June 2005.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1st January 2001 was held in reserves and negative goodwill arising on acquisitions after 1st January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance was resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1st January 2005 (of which negative goodwill of approximately HK$52.1 million was previously recorded in reserves and approximately HK$2.2 million was previously presented as a deduction from assets), with a corresponding increase to accumulated profits as at 1st January 2005.

Contingent liabilities of acquirees

In accordance with HKFRS 3, contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Previously, contingent liabilities of acquirees were not recognised separately from goodwill. As no material contingent liabilities of the acquirees were identified in relation to acquisitions that took place in the current period, this change in accounting policy has had no material effect on the goodwill calculation. In addition,

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

because the revised accounting policy has been applied prospectively to acquisitions for which the agreement date is on or after 1st January 2005, comparative figures for 2004 have not been restated.

(iii) Financial instruments

HKAS 32 "Financial Instruments: Disclosure and Presentation" requires retrospective application whereas HKAS 39 "Financial Instruments: Recognition and Measurement", which is effective for annual periods beginning on or after 1st January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects on the Group as a result of implementation of HKAS 32 and HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

On or before 31st December 2004, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice No. 24 "Accounting for Investments in Securities" issued by the HKICPA ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. From 1st January 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value or at cost less impairment loss, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

On 1st January 2005, the Group classified and measured its debt and equity securities in accordance with the requirements of HKAS 39. Investments in other projects (equity investments) and investments in securities classified under non-current assets with carrying amounts of approximately HK$51.0 million and HK$245.5 million were reclassified to available-for-sale investments. Included in the HK$296.5 million available-for-sale investments was approximately HK$275.3 million unlisted equity investments of which fair value cannot be measured reliably and was therefore stated at cost less impairment loss at subsequent balance sheet dates. The remaining HK$21.2 million available-for-sale investments represented listed equity securities and was stated at fair value. Investments in securities classified under current assets with carrying amount of approximately HK$1,084.0 million was reclassified to investments held for trading on 1st January 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1st January 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method. The adoption of HKAS 39 has had no material effect on the Group's accumulated profits.

Derivatives and hedging

On or before 31st December 2004, derivatives of the Group were not recorded on the balance sheet.

From 1st January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

(including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair value of such derivatives are recognised in profit or loss for the period in which they arise.

There are three types of hedge relationships under HKAS 39, namely fair value hedges, cash flow hedges and net investment hedges. For cash flow hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity and recycled into the income statement when the hedged items affect profit or loss. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss.

The Group has applied the relevant transitional provisions in HKAS 39. For hedges that meet the requirements of hedge accounting set out in HKAS 39, the Group has, from 1st January 2005 onwards, applied hedge accounting in accordance with HKAS 39 to account for such hedges, the financial impact of which is set out in note 3.

In prior period, the Group entered into a structured interest rate hedging agreement with a financial institution. The Group designated the interest rate hedging agreement as a hedging instrument to hedge against the exposure as to changes in cash flow of interest payments of the Group's HK$800 million long-term portion syndication loan, which bears interest at floating rates.

(iv) Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and is stated at cost or valuation less depreciation and amortisation at the balance sheet date and any accumulated impairment losses. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to lease premium for land under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. This change in accounting policy has been applied retrospectively and the financial impact on the Group is set out in note 3.

(v) **Investment properties**

In previous periods, the Group's investment properties were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise.

The Group has also applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1st January 2005 onwards. The amount held in investment property revaluation reserve at 1st January 2005 has been transferred to the Group's accumulated profits as at that date and the financial impact on the Group is set out in note 3.

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

The Group has not early applied the following new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS-Int 4	Determining whether an Arrangement Contains a Lease
HKFRS-Int 5	Rights to Interests Arising from Decommissing, Restoration and Environmental Rehabilitation Funds

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 above are as follows:

(i) On results

	Six months ended 30th June	
	2005	2004
	HK$'000	HK$'000
Goodwill no longer amortised	**14,399**	–
Recognition of share options granted to directors and employees as expenses	**(1,388)**	(3,020)
Recognition of discount on acquisition of additional interest in a subsidiary as income at the time the acquisition took place	**141**	–
Increase (decrease) in profit for the period	**13,152**	(3,020)

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

(ii) On income statement line items

	Six months ended 30th June 2005 HK$'000	2004 HK$'000
Decrease in administrative expenses	10,520	–
Decrease in share of results of jointly controlled entities	(3,175)	(15,361)
Decrease in share of results of associates	(23,532)	(25,361)
Decrease in taxation	29,198	37,702
Increase in discount on acquisition of additional interest in a subsidiary	141	–
	13,152	(3,020)

(iii) On balance sheet items

	As at 31.12.2004 (originally stated) HK$'000	Adjustments HK$'000	As at 31.12.2004 (restated) HK$'000	Adjustments HK$'000	As at 1.1.2005 (restated) HK$'000
Property, plant and equipment	2,080,378	(187,944)	1,892,434	–	1,892,434
Lease premium for land	–	187,944	187,944	–	187,944
Negative goodwill	(2,203)	–	(2,203)	2,203	–
Interest in jointly controlled entities	2,142,809	(3,020)	2,139,789	–	2,139,789
Derivative financial instruments	–	–	–	(3,328)	(3,328)
Net effects on assets and liabilities	4,220,984	(3,020)	4,217,964	(1,125)	4,216,839
Accumulated profits	5,904,157	(5,400)	5,898,757	(834,788)	5,063,969
Share options reserve	–	2,800	2,800	–	2,800
Investment property revaluation reserve	514	–	514	(514)	–
Hedging reserve	–	–	–	(3,328)	(3,328)
Goodwill reserve	(837,505)	–	(837,505)	837,505	–
Total effects on equity	5,067,166	(2,600)	5,064,566	(1,125)	5,063,441
Minority interests	1,476,786	(420)	1,476,366	–	1,476,366
Net effect on equity	6,543,952	(3,020)	6,540,932	(1,125)	6,539,807

The application of the new HKFRSs has had no effect to the Group's equity at 1st January 2004.

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

4. SEGMENT INFORMATION BY BUSINESS

For the six months ended 30th June 2005

	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
TURNOVER					
External sales	82,877	1,713,341	918,000	–	2,714,218
Segment results	84,314	205,875	302,987	77,960	671,136
Net unallocated corporate expenses					(15,550)
Finance costs					(34,234)
Share of results of jointly controlled entities	10,849	25,457	(22,541)	7,124	20,889
Share of results of associates	–	13,895	99,181	(54,669)	58,407
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					14,187
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity					(1,409)
Discount on acquisition of additional interest in a subsidiary					141
Profit before taxation					713,567
Taxation					(87,505)
Profit for the period					626,062

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

For the six months ended 30th June 2004

	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
TURNOVER					
External sales	103,487	607,043	981,935	–	1,692,465
Segment results	76,957	81,875	302,593	(2,151)	459,274
Net unallocated corporate expenses					(109,702)
Finance costs					(7,730)
Share of results of jointly controlled entities	1,113	3,258	70,761	206	75,338
Share of results of associates	737	4,551	92,083	52,667	150,038
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					688,596
Allowance for amount due from a jointly controlled entity					(33,376)
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity					(113,386)
Profit before taxation					1,109,052
Taxation					(122,858)
Profit for the period					986,194

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

5. PROFIT BEFORE TAXATION

Profit before taxation has been arrived at after charging (crediting):

	Six months ended 30th June	
	2005	2004
	HK$'000	HK$'000
Amortisation of goodwill	**–**	8,030
Amortisation of toll road operating right	**15,505**	37,323
Amortisation of lease premium for land	**2,104**	1,081
Depreciation and amortisation of property, plant and equipment	**91,259**	55,424
Dividend income from investments	**(34,599)**	(26,447)
(Gain) loss on disposal of property, plant and equipment	**(2,065)**	783
Gain on disposal of investments held for trading	**(29,892)**	–
Gain on disposal of investments in securities	**–**	(23,756)
Interest income	**(60,543)**	(39,072)
Net unrealised gain on fair value changes of investments held for trading	**(55,915)**	–
Net unrealised loss on investments in securities	**–**	28,914
Impairment loss recognised on available-for-sale investment	**9,879**	–
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**3,023**	12,341
Share of PRC income tax of associates (included in share of results of associates)	**26,175**	25,361

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

6. TAXATION

	Six months ended 30th June	
	2005	2004
	HK$'000	HK$'000
The charge (credit) comprises:		
Current period taxation of the Company and its subsidiaries:		
Hong Kong Profits Tax	36,150	45,140
PRC income tax	48,713	42,297
	84,863	87,437
Underprovision of Hong Kong Profits Tax in prior years	–	37,496
Under(over)provision of PRC income tax in prior years	3,543	(1,444)
	88,406	123,489
Deferred taxation	(901)	(631)
	87,505	122,858

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the period.

Pursuant to the relevant laws and regulations in the People's Republic of China ("PRC"), the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under relevant rules. The current period's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 15% to 33%.

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

7. DIVIDENDS

	Six months ended 30th June	
	2005	2004
	HK$'000	HK$'000
2004 final dividend paid of HK35 cents (2003 final dividend: HK32 cents) per share	**336,347**	303,465

The directors have determined that an interim dividend of HK20 cents per share (2004 interim dividend: HK20 cents per share, totalling approximately HK$191,602,000) will be paid to shareholders of the Company whose names appear on the Register of Members on 20th September 2005.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent for the six months ended 30th June 2005 is based on the following data:

	Six months ended 30th June	
	2005	2004
	HK$'000	HK$'000
Profit for the period attributable to equity holders of the parent and earnings for the purpose of basic and diluted earnings per share	**520,732**	927,037

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

	Six months ended 30th June	
	2005	2004
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**960,626,149**	947,890,170
Effect of dilutive potential ordinary shares in respect of share options	**4,109,346**	8,564,685
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**964,735,495**	956,454,855

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2 above, is as follows:

	Basic HK cents	Diluted HK cents
Reconciliation of 2004 earnings per share:		
Reported figure before adjustments	98.1	97.2
Adjustments arising from the adoption of HKFRS 2	(0.3)	(0.3)
Restated	97.8	96.9

9. MOVEMENTS IN INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

During the period, the Group incurred costs for construction in progress of approximately HK$44 million and acquired leasehold land and buildings at a cost of approximately HK$4 million, plant and machinery at a cost of approximately HK$75 million, motor vehicles at a cost of approximately HK$6 million and furniture, fixtures and equipment at a cost of approximately HK$8 million for the purpose of expanding the Group's business. The Group also acquired property, plant and equipment at fair values of approximately HK$85 million upon

acquisition of a subsidiary. The Group disposed of certain property, plant and equipment with a carrying value of approximately HK$3 million upon disposal of interest in a subsidiary.

The directors have considered the carrying amounts of the Group's investment properties carried at fair values at 30th June 2005 and have estimated that the carrying amounts did not differ significantly from the fair values at 31st December 2004. Consequently, no revaluation surplus or deficit has been recognised in the current period.

10. TRADE AND OTHER RECEIVABLES

The Group allows credit period ranging from 30 days to 90 days to its trade customers.

Included in trade and other receivables are trade receivables of HK$796,517,000 (31st December 2004: HK$694,669,000) and their aged analysis is as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000
Trade receivables:		
Within 30 days	**326,138**	330,531
Within 31 – 60 days	**165,834**	162,563
Within 61 – 90 days	**85,974**	82,419
Within 91 – 180 days	**141,140**	56,385
Within 181 – 360 days	**46,304**	43,321
Over 360 days	**31,127**	19,450
	796,517	694,669

As at 30th June 2005, included in other receivables were amounts due from jointly controlled entities and associates of approximately HK$95 million and HK$14 million (31st December 2004: HK$41 million and HK$34 million) respectively.

11. MOVEMENTS IN INVESTMENTS HELD FOR TRADING

During the period, the Group acquired investments for approximately HK$1,308 million and investments in the amount of approximately HK$805 million were disposed of.

12. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of HK$498,589,000 (31st December 2004: HK$505,911,000) and their aged analysis is as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000
Trade payables:		
Within 30 days	208,559	318,942
Within 31 – 60 days	141,982	85,854
Within 61 – 90 days	46,280	35,779
Within 91 – 180 days	42,726	29,036
Within 181 – 360 days	34,103	25,093
Over 360 days	24,939	11,207
	498,589	505,911

13. BORROWINGS

During the period, the Group obtained new borrowings in the amount of approximately HK$122 million, of which approximately HK$71 million was arose on acquisition of a subsidiary. The borrowings bear interest at market rates and are in average repayable within 1 year. The Group also repaid approximately HK$79 million during the period. The net proceeds were used to finance the acquisition of property, plant and equipment and for working capital of the Group.

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

14. CAPITAL COMMITMENTS

	30th June 2005 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of	
– toll road construction costs	9,045
– investment in a PRC associate	69,311
– acquisition of property, plant and equipment	75,150
– additions in construction in progress	16,904
– available-for-sale investment	312
	170,722
Capital expenditure authorised but not contracted for in respect of	
– toll road construction costs	1,567,906
– investments in PRC associates and jointly controlled entities	174,938
– acquisition of property, plant and equipment	920
– additions in construction in progress	11,178
	1,754,942

15. CONTINGENT LIABILITIES

At 30th June 2005, the guarantees given to banks by the Group in respect of banking facilities utilised by associates and an outsider amounted to approximately HK$27 million. Guarantees given to banks by the Group in respect of banking facilities utilised by a supplier, connected persons and an outsider amounting to approximately HK$76 million were released during the period.

16. ACQUISITION OF A SUBSIDIARY

On 1st February 2005, the Group increased its interest in Chengdu Jiuxing Printing and Packing Co., Ltd. ("Chengdu Jiuxing Printing") from 30% to 51%, at a consideration of approximately HK$21,208,000. Chengdu Jiuxing Printing is a sino-foreign equity joint venture company established in the PRC. The acquisition has been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition was HK$5,280,000.

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

The net assets acquired in the transaction, and the goodwill arising, are as follows:

	Acquiree's carrying amount before combination HK$'000
Net assets acquired:	
Property, plant and equipment	85,058
Lease premium for land	20,401
Intangible assets	53
Available-for-sale investments	18,525
Inventories	47,468
Trade and other receivables	77,971
Bank and cash balances	15,205
Trade and other payables	(120,346)
Taxation payable	(1,519)
Short-term bank and other borrowings	(71,220)
	71,596
Minority interests	(34,467)
	37,129
Goodwill arising on acquisition	5,280
	42,409
Satisfied by:	
Cash consideration paid	21,208
Interest in an associate	21,201
	42,409
Net cash outflow arising on acquisition:	
Cash consideration paid	(21,208)
Cash and cash equivalents acquired	15,205
	(6,003)

The carrying amounts of net assets acquired approximate to their fair values.

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

The goodwill arising on the acquisition of Chengdu Jiuxing Printing attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

Chengdu Jiuxing Printing contributed approximately HK$69 million and HK$2.5 million to the Group's turnover and profit for the period, respectively, for the period between the date of acquisition and the balance sheet date.

Had the acquisition been completed on 1st January 2005, the Group's turnover and profit for the period would have been increased by approximately HK$14 million and HK$0.4 million respectively. This proforma information is for illustrative purposes only and is not necessarily indicative of the turnover and results of the Group that would actually have been impacted had the acquisition been completed on 1st January 2005, nor is it intended to be a projection of future results.

Notes to the Condensed Financial Statements

For the six months ended 30th June 2005

17. DISPOSAL OF A SUBSIDIARY

During the period, the Group disposed of its interest in Guiyang Jiuxing Printing Co., Ltd. ("Guiyang Jiuxing"). The net assets of Guiyang Jiuxing at the date of disposal were as follows:

	31st May 2005 HK$'000
Net assets disposed:	
Property, plant and equipment	2,589
Inventories	3,683
Trade and other receivables	4,536
Taxation recoverable	130
Bank balances and cash	1,201
Trade and other payables	(10,169)
	1,970
Minority interests	(591)
	1,379
Loss on disposal	(1,379)
Consideration	–
Net cash outflow arising on disposal:	
Cash and cash equivalents disposed of	1,201

Guiyang Jiuxing did not make any significant contribution to the results and cash flows of the Group during the period prior to the disposal.

Other Information

Directors' Interests

As at 30th June 2005, the interests and short positions of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

(I) Interests in Shares of the Company

Name of Director	Capacity	Number of issued ordinary shares of the Company held	Percentage of the issued share capital of the Company
Cai Lai Xing	Beneficial Owner	4,000,000	0.41%
Qu Ding	Beneficial Owner	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	4,200,000	0.43%
Lu Da Yong	Beneficial Owner	2,700,000	0.28%

All interests stated above represented long positions.

(II) Interests in Shares of the Associated Corporations of the Company

SI United

Name of Director	Capacity	Number of issued publicly tradable shares of SI United held	Percentage of the total issued share capital of SI United
Lu Ming Fang	Beneficial Owner	15,000	0.005%
Ding Zhong De	Beneficial Owner	15,000	0.005%
Lu Shen	Beneficial Owner	12,000	0.004%

All interests stated above represented long positions.

Save as disclosed above, as at 30th June 2005, none of the Directors and Chief Executive had interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Other Information

Share Options

During the period, the movements in the share options to subscribe for the Company's shares were as follows:

	Date of grant	Exercise price per share HK$	Outstanding at 1.1.2005	Exercised during the period	Outstanding at 30.6.2005
Category 1: Directors					
Qu Ding	September 2002	11.71	500,000	500,000	–
Category 2: Employees	September 2002	11.71	15,780,000	7,975,000	7,805,000
Total for all categories			16,280,000	8,475,000	7,805,000

Share options granted under the Company's share option schemes are exercisable within a period of three and a half years commencing from six months after the date of acceptance of the share options.

During the period, the weighted average closing price of the Company's shares immediately before the dates on which the share options were exercised was HK$16.34.

Other Information

Interests of Substantial Shareholders and Other Persons

As at 30th June 2005, the interests and short positions of the substantial Shareholders of the Company in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name of Shareholder	Capacity	Number of issued ordinary shares of the Company beneficially held	Percentage of the issued share capital of the Company
(a) *Long Positions*			
SIIC	Interests held by controlled corporations	548,076,000 *(note (i))*	56.67%
(b) *Short Positions*			
SIIC	Interests held by controlled corporations	88,203,631 *(note (ii))*	9.12%

Notes:

(i) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares in the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH which in turn owns 100% of SIIC Capital.

(ii) SIIC was taken to have short positions in respect of 88,203,631 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company issued by STC.

Other Information

Save as disclosed above, no other persons had interests or short positions in the shares or underlying shares of the Company were recorded in the register required to be kept under Section 336 of the SFO as at 30th June 2005.

Employees

There have been no material changes to the information disclosed in the Company's 2004 annual report in respect of the remuneration of employees, remuneration policies and staff development.

Audit Committee

The Audit Committee has reviewed the Company's interim report for the six months ended 30th June 2005.

Corporate Governance

The Company has complied with all the code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules throughout the six months period ended 30th June 2005.

Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding Directors' and Senior Management's securities transactions of listed companies on terms no less exacting than the required standard set out in the Model Code, and all Directors have confirmed that they have complied with the Model Code during the period under review.

Other Information

Purchase, Sale or Redemption of Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period under review.

Glossary of Terms

Term used	Brief description
Bright Dairy	Bright Dairy and Food Co. Ltd. (Shanghai Stock Exchange A-share market stock code: 600597)
Century Lianhua	Shanghai Century Lianhua Supermarket Development Co. Ltd.
Changzhou Pharmaceutical	Changzhou Pharmaceutical Co. Ltd.
Chengdu Jiuxing Printing	Chengdu Jiuxing Printing and Packing Co. Ltd.
Chengdu Wing Fat Printing	Chengdu Wing Fat Printing Co. Ltd.
Chifeng Aike	Chifeng Aike Pharmaceutical Technology Co. Ltd.
Chifeng Mengxin	Chifeng Mengxin Pharmaceutical Co. Ltd.
China Netcom (HK)	China Netcom Group Corporation (Hong Kong) Ltd. (Main Board of the Stock Exchange stock code: 906)
Guangdong Techpool	Guangdong Techpool Biochem Pharma Co. Ltd.
GWC	General Water of China Co. Ltd.
Hangzhou Qingchunbao	Hangzhou Chia Tai Qingchunbao Pharmaceutical Co. Ltd.
Hebei Yongxin Paper	Hebei Yongxin Paper Co. Ltd.
Hu-Ning Expressway	Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.
Huizhong Automotive	Shanghai Huizhong Automotive Manufacturing Co. Ltd.
Huqingyutang Drugstore	Hangzhou Huqingyutang Drugstore Co. Ltd.
Huqingyutang Pharmaceutical	Hangzhou Huqingyutang Pharmaceutical Co. Ltd.

Glossary of Terms

Term used	Brief description
Huzhou Tianwai Paper	Zhejiang Huzhou Tianwai Paper Co. Ltd.
Lianhua Supermarket	Lianhua Supermarket Holdings Co. Ltd. (Main Board of the Stock Exchange stock code: 980)
Liaoning Herbapex	Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
MicroPort Medical	MicroPort Medical (Shanghai) Co. Ltd.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies
Nanyang Tobacco	Nanyang Brothers Tobacco Co. Ltd.
Pudong International	Shanghai Pudong International Container Terminals Ltd.
SFDA	State Food and Drug Administration
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Shanghai Jahwa	Shanghai Jahwa United Co. Ltd. (Shanghai Stock Exchange A-share market stock code: 600315)
Shanghai Medical Instruments	Shanghai Medical Instruments Co. Ltd.
Shanghai Pharmaceutical Group	Shanghai Pharmaceutical (Group) Co. Ltd.
SI United	Shanghai Industrial United Holdings Co. Ltd. (Shanghai Stock Exchange A-share market stock code: 600607)
SIH	Shanghai Investment Holdings Ltd.

Glossary of Terms

Term used	**Brief description**
SII	Shanghai Information Investment Inc.
SIIC	Shanghai Industrial Investment (Holdings) Co. Ltd.
SIIC Capital	SIIC Capital (B.V.I.) Ltd.
SIIC CM Development	SIIC CM Development Ltd.
SMIC	Semiconductor Manufacturing International Corporation (Main Board of the Stock Exchange stock code: 981)
STC	Shanghai Industrial Investment Treasury Co. Ltd.
Stock Exchange	The Stock Exchange of Hong Kong Ltd.
Sunve Pharmaceutical	Shanghai Sunve Pharmaceutical Co. Ltd.
Sunway Biotech	Shanghai Sunway Biotech Co. Ltd.
Transportation Electric	Shanghai SIIC Transportation Electric Co. Ltd.
Wing Fat Printing	The Wing Fat Printing Co. Ltd.
Xiamen TCM	Xiamen Traditional Chinese Medicine Co. Ltd.
Yongjin Expressway	Zhejiang Jinhua Yongjin Expressway Co. Ltd.

詞彙

所用詞彙	簡要說明
上海信投	上海市信息投資股份有限公司
上實集團	上海實業(集團)有限公司
上實資本	SIIC Capital (B.V.I.) Ltd.
上實崇明開發	上海實業崇明開發建設有限公司
中芯國際	中芯國際集成電路製造有限公司(聯交所主板市場股份代號：981)
上實財務	Shanghai Industrial Investment Treasury Co. Ltd.
聯交所	香港聯合交易所有限公司
三維製藥	上海三維製藥有限公司
三維生物	上海三維生物技術有限公司
交通電器	上海實業交通電器有限公司
永發印務	永發印務有限公司
廈門中藥廠	廈門中藥廠有限公司
甬金高速	浙江金華甬金高速公路有限公司

詞彙

所用詞彙	簡要説明
湖州天外紙品	浙江湖州天外紙品有限公司
聯華超市	聯華超市股份有限公司(聯交所主板市場股份代號：980)
遼寧好護士	遼寧好護士藥業(集團)有限責任公司
《上市規則》	聯交所證券上市規則
微創醫療	微創醫療器械(上海)有限公司
《標準守則》	上市公司董事進行證券交易的標準守則
南洋煙草	南洋兄弟煙草股份有限公司
浦東國際	上海浦東國際集裝箱碼頭有限公司
國家藥監局	國家食品藥品監督管理局
《證券及期貨條例》	香港法例第571章證券及期貨條例
上海家化	上海家化聯合股份有限公司(上海證券交易所A股市場股份代號：600315)
上海醫療器械	上海醫療器械股份有限公司
上藥集團	上海醫藥(集團)有限公司
上實聯合	上海實業聯合集團股份有限公司(上海證券交易所A股市場股份代號：600607)
上海投資	上海投資控股有限公司

詞彙

所用詞彙	簡要説明
光明乳業	光明乳業股份有限公司(上海證券交易所A股市場股份代號：600597)
世紀聯華	上海世紀聯華超市發展有限公司
常州藥業	常州藥業股份有限公司
成都九興印刷	成都九興印刷包裝有限公司
成都永發印務	成都永發印務有限公司
赤峰艾克	赤峰艾克製藥科技股份有限公司
赤峰蒙欣	赤峰蒙欣藥業有限公司
中國網通(香港)	中國網通集團(香港)有限公司 (聯交所主板市場股份代號：906)
廣東天普	廣東天普生化醫藥股份有限公司
中環水務	中環保水務投資有限公司
杭州青春寶	杭州正大青春寶藥業有限公司
河北永新紙品	河北永新紙業有限公司
滬寧高速	上海滬寧高速公路(上海段)發展有限公司
滙眾汽車	上海滙眾汽車製造有限公司
胡慶餘堂國藥號	杭州胡慶餘堂國藥號有限公司
胡慶餘堂藥業	杭州胡慶餘堂藥業有限公司

其他資料

購買、出售或贖回上市證券

本期間內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

其他資料

除上述者外，於二零零五年六月三十日，概無其他人士於本公司股份或相關股份中擁有須登記於根據《證券及期貨條例》第336條須予備存的登記冊內的權益或淡倉。

僱員

本公司員工薪酬、薪酬政策及員工發展的資料與本公司二零零四年年報披露者大致相同，並無重大改變。

審核委員會

審核委員會已審閱本公司截至二零零五年六月三十日止六個月之中期報告。

企業管治

截至二零零五年六月三十日止六個月期間內，本公司已遵守載於《上市規則》附錄十四《企業管治常規守則》所有守則條文。

董事進行證券交易的標準守則

本公司已訂立不低於《標準守則》關於上市公司董事及高級管理人員進行證券交易之規定要求之守則，全體董事確認彼等於本期間內已遵守《標準守則》所載的規定。

其他資料

主要股東及其他人士的權益

於二零零五年六月三十日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，本公司主要股東於本公司股份及相關股份中擁有的權益或淡倉如下：

股東名稱	身份	實益持有本公司已發行普通股數目	佔本公司已發行股本百分比
(a) *好倉*			
上實集團	受控制公司所擁有的權益	548,076,000 *(附註(i))*	56.67%
(b) *淡倉*			
上實集團	受控制公司所擁有的權益	88,203,631 *(附註(ii))*	9.12%

附註：

(i) 上海投資、上實資本及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股股份之權益。上實集團分別擁有上實崇明開發及上實財務 100%權益，而上實財務擁有上海投資100%權益。上海投資擁有上實資本100%權益。

(ii) 上實集團被視為持有88,203,631股本公司相關股份的淡倉，此乃根據上實財務所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司股份的二零零九年三月到期零息擔保可換股債券之若干上市股本衍生工具。

其他資料

購股期權

於本期間，可認購本公司股份的購股期權的變動詳情如下：

	授出日期	每股行使價 港元	於二零零五年一月一日尚未行使	於本期間行使	於二零零五年六月三十日尚未行使
第一類：董事 瞿　定	二零零二年九月	11.71	500,000	500,000	–
第二類：僱員	二零零二年九月	11.71	15,780,000	7,975,000	7,805,000
全部類別			16,280,000	8,475,000	7,805,000

根據本公司購股期權計劃授出之購股期權可由接受當日六個月後予以行使，期限為三年半。

於本期間，本公司之股份在緊接購股期權行使日期之前的加權平均收市價為16.34港元。

其他資料

董事權益

於二零零五年六月三十日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄或依據《標準守則》須知會本公司及聯交所，本公司各董事及最高行政人員於本公司及其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債權證中擁有的權益及淡倉如下：

(I) 於本公司股份權益

董事姓名	身份	持有本公司已發行普通股股份數目	佔本公司已發行股本百分比
蔡來興	實益擁有人	4,000,000	0.41%
瞿　定	實益擁有人	1,250,000	0.13%
呂明方	實益擁有人	4,200,000	0.43%
陸大鏞	實益擁有人	2,700,000	0.28%

上述權益皆為好倉。

(II) 於本公司相聯法團股份權益

上實聯合

董事姓名	身份	持有上實聯合已發行流通股股份數目	佔上實聯合已發行股本總數百分比
呂明方	實益擁有人	15,000	0.005%
丁忠德	實益擁有人	15,000	0.005%
陸　申	實益擁有人	12,000	0.004%

上述權益皆為好倉。

除上文披露外，於二零零五年六月三十日，概無董事及最高行政人員於本公司或其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債權證中擁有權益或淡倉。

簡明財務報表附註

截至二零零五年六月三十日止六個月

17. 出售附屬公司

於本期間，本集團出售貴陽九興印刷有限公司(「貴陽九興」)全部權益。貴陽九興於出售日之淨資產如下：

	於二零零五年五月三十一日 千港元
出售資產淨值：	
物業、廠房及設備	2,589
存貨	3,683
貿易及其他應收款項	4,536
應退稅項	130
銀行結存及現金	1,201
貿易及其他應付款項	(10,169)
	1,970
少數股東權益	(591)
	1,379
出售損失	(1,379)
代價	—
出售產生之淨現金流出：	
出售之現金及等同現金項目	1,201

截至出售日止的期間，貴陽九興對本集團之業績及現金流動並無任何重大貢獻。

簡明財務報表附註

截至二零零五年六月三十日止六個月

收購成都九興印刷產生之商譽乃歸因於對集團產品於新市場推出及合併後營運協同之期望。

自成都九興印刷於二零零五年二月一日之被收購日起計，其於截至二零零五年六月三十日止期間內，為本集團提供約6,900萬港元營業額及250萬港元淨溢利。

倘收購於二零零五年一月一日完成，本集團之營業額因此增長1,400萬港元，而本期度之溢利增長40萬港元。有關備考資料僅作說明之目的，且不一定成為本集團倘於二零零五年一月一日完成有關收購實際上能達到之營業額及業績之指標，亦不擬用作日後業績之預測。

是項交易購入之資產淨值及其產生之商譽如下：

	合併前之賬面值 千港元
購入資產淨值：	
物業、廠房及設備	85,058
已付土地租金	20,401
無形資產	53
可供出售之投資	18,525
存貨	47,468
貿易及其他應收款項	77,971
銀行結存及現金	15,205
貿易及其他應付款項	(120,346)
應付税項	(1,519)
短期銀行及其他貸款	(71,220)
	71,596
少數股東權益	(34,467)
	37,129
本集團購入附屬公司時產生的商譽	5,280
	42,409
總代價：	
現金支付	21,208
於聯營公司權益	21,201
	42,409
收購產生之淨現金流出：	
已付現金代價	(21,208)
購入之現金及等同現金項目	15,205
	(6,003)

購入資產淨值之賬面值約相等於其公允值。

簡明財務報表附註

截至二零零五年六月三十日止六個月

14. 資本性承擔

	於二零零五年六月三十日 千港元
已簽約但未於財務報表中撥備之資本性開支	
— 收費公路擴闊工程	9,045
— 投資於中國聯營公司	69,311
— 購置物業、廠房及設備	75,150
— 增加在建工程	16,904
— 可供出售之投資	312
	170,722
已批准但未簽約之資本性開支	
— 收費公路擴闊工程	1,567,906
— 投資於中國聯營公司及合營企業	174,938
— 購置物業、廠房及設備	920
— 增加在建工程	11,178
	1,754,942

15. 或然負債

於二零零五年六月三十日，本集團因銀行授予聯營公司及一名第三者之信貸而作出之擔保約為2,700萬港元。本集團因銀行授予一家供應商、關連人士及一名第三者之信貸而作出約為7,600萬港元之擔保已在本期間解除。

16. 購買附屬公司

於二零零五年二月一日，本集團以21,208,000港元增持其於成都九興印刷包裝有限公司(「成都九興印刷」)之30%權益至51%，並以購入法入賬。成都九興印刷乃一家於中國註冊成立之中外合資企業，是次收購產生之商譽為5,280,000港元。

簡明財務報表附註

截至二零零五年六月三十日止六個月

11. 作買賣用途之投資的變動

於本期間，本集團分別購入及出售約13億800萬港元及約8億500萬港元的投資。

12. 貿易及其他應付款項

貿易及其他應付款項中包括498,589,000港元（二零零四年十二月三十一日：505,911,000港元）之貿易應付款項，其帳齡分析如下：

	於二零零五年六月三十日 千港元	於二零零四年十二月三十一日 千港元
貿易應付款項：		
30天內	**208,559**	318,942
31 － 60天內	**141,982**	85,854
61 － 90天內	**46,280**	35,779
91 － 180天內	**42,726**	29,036
181 － 360天內	**34,103**	25,093
多於360天	**24,939**	11,207
	498,589	505,911

13. 貸款

於本期間，本集團取得約1億2,200萬港元之貸款，其中約7,100萬港元乃於收購一間附屬公司權益時產生。貸款按市場利率支付利息及於一年內攤還。本集團於本期間歸還約7,900萬港元之貸款。淨貸款金額主要用作購買物業、廠房及設備及作為本集團之流動資金。

約8,500萬港元公允值之物業、廠房及設備亦一併購入。本集團在出售一間附屬公司時，約300萬港元帳面值之物業、廠房及設備亦一併出售。

董事局已考慮本集團投資物業於二零零五年六月三十日之公允價值，並估計其帳面值與其於二零零四年十二月三十一日之公允價值無重大差異，故此本期間無任何重估盈餘或虧絀。

10. 貿易及其他應收款項

本集團提供三十至九十天之信用期予貿易客戶。

貿易及其他應收款項中包括796,517,000港元（二零零四年十二月三十一日：694,669,000港元）之貿易應收款項，其帳齡分析如下：

	於二零零五年六月三十日 千港元	於二零零四年十二月三十一日 千港元
貿易應收款項：		
30天內	**326,138**	330,531
31 － 60天內	**165,834**	162,563
61 － 90天內	**85,974**	82,419
91 － 180天內	**141,140**	56,385
181 － 360天內	**46,304**	43,321
多於360天	**31,127**	19,450
	796,517	694,669

於二零零五年六月三十日，其他應收款項包含應收合營企業及聯營公司款項，金額約分別為9,500萬港元及1,400萬港元（二零零四年十二月三十一日：4,100萬港元及3,400萬港元）。

	截至六月三十日止六個月	
	二零零五年	二零零四年
	股數	股數
藉以計算每股基本盈利之普通股加權平均數	**960,626,149**	947,890,170
普通股之潛在攤薄影響－購股期權	**4,109,346**	8,564,685
藉以計算每股攤薄盈利之普通股加權平均數	**964,735,495**	956,454,855

根據附註2之會計政策變動，每股基本及攤薄盈利之相對調整如下：

	基本	攤薄
	港仙	港仙
二零零四年每股盈利之調節表：		
經調整前之報告數據	98.1	97.2
採納香港財務報告準則第2號之調整	(0.3)	(0.3)
已重列	97.8	96.9

9. 投資物業及物業、廠房及設備的變動

為擴充業務，本集團於本期間增加了在建工程約4,400萬港元，購置了租賃土地及樓宇約400萬港元，廠房及機器約7,500萬港元，汽車約600萬港元及傢俬、裝置及設備約800萬港元。另外，本集團在購併一間附屬公司時，

簡明財務報表附註

截至二零零五年六月三十日止六個月

7. 股息

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
二零零四年末期股息每股35港仙（二零零三年末期股息：每股32港仙）	**336,347**	303,465

董事會議決中期股息為每股20港仙（二零零四年中期股息：每股20港仙，合共約191,602,000港元），派發予於二零零五年九月二十日在股東登記名冊內之股東。

8. 每股盈利

截至二零零五年六月三十日止六個月之每股基本及攤薄盈利乃按下列數字計算：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
本期間歸屬於本公司股份持有人之溢利及藉以計算每股基本及攤薄盈利之溢利	**520,732**	927,037

簡明財務報表附註

截至二零零五年六月三十日止六個月

6. 稅項

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
稅項支出(收入)包括:		
本期間本公司及附屬公司稅項		
一香港利得稅	**36,150**	45,140
一中國所得稅	**48,713**	42,297
	84,863	87,437
香港利得稅往年少提撥備	**–**	37,496
中國所得稅往年少提(超額)撥備	**3,543**	(1,444)
	88,406	123,489
遞延稅項	**(901)**	(631)
	87,505	122,858

香港利得稅乃按本期間估計應課稅溢利以稅率17.5%(二零零四年:17.5%)計算。

根據中國大陸(「中國」)之適用法律及條例,本集團於中國的附屬公司獲得數年之中國所得稅豁免及優惠。根據當地稅務機關之相關條文,某些於中國的附屬公司被認可為「高科技企業」,因而享有較低之稅率。本期間之中國所得稅已包含了這些稅務優惠,稅率由15%至33%。

簡明財務報表附註

截至二零零五年六月三十日止六個月

5. 除稅前溢利

除稅前溢利已扣除(計入)：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
商譽攤銷	**–**	8,030
收費公路經營權攤銷	**15,505**	37,323
已付土地租金攤銷	**2,104**	1,081
物業、廠房及設備折舊及攤銷	**91,259**	55,424
投資股息收入	**(34,599)**	(26,447)
出售物業、廠房及設備(溢利)虧損	**(2,065)**	783
出售作買賣用途之投資溢利	**(29,892)**	–
出售證券投資溢利	**–**	(23,756)
利息收入	**(60,543)**	(39,072)
重估作買賣用途之投資之未實現淨溢利	**(55,915)**	–
持有證券投資之未實現淨虧損	**–**	28,914
可供出售之投資之減值損失	**9,879**	–
分佔合營企業之中國所得稅(已包含於分佔合營企業溢利)	**3,023**	12,341
分佔聯營公司之中國所得稅(已包含於分佔聯營公司溢利)	**26,175**	25,361

簡明財務報表附註

截至二零零五年六月三十日止六個月

截至二零零四年六月三十日止六個月

	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	綜合 千港元
銷售					
對外銷售	103,487	607,043	981,935	–	1,692,465
分部業績	76,957	81,875	302,593	(2,151)	459,274
未分攤總部支出淨值					(109,702)
財務費用					(7,730)
分佔合營企業溢利	1,113	3,258	70,761	206	75,338
分佔聯營公司溢利	737	4,551	92,083	52,667	150,038
出售附屬公司、聯營公司及合營企業權益之淨溢利					688,596
應收合營企業款項之準備					(33,376)
合營企業商譽之減值損失					(113,386)
除稅前溢利					1,109,052
稅項					(122,858)
本期間溢利					986,194

簡明財務報表附註

截至二零零五年六月三十日止六個月

4. 業務分部信息

截至二零零五年六月三十日止六個月

	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	綜合 千港元
銷售					
對外銷售	82,877	1,713,341	918,000	-	2,714,218
分部業績	84,314	205,875	302,987	77,960	671,136
未分攤總部支出淨值					(15,550)
財務費用					(34,234)
分佔合營企業溢利	10,849	25,457	(22,541)	7,124	20,889
分佔聯營公司溢利	-	13,895	99,181	(54,669)	58,407
出售附屬公司、聯營公司及合營企業權益之淨溢利					14,187
合營企業商譽之減值損失					(1,409)
購併附屬公司附加權益之折讓					141
除税前溢利					713,567
税項					(87,505)
本期間溢利					626,062

簡明財務報表附註

截至二零零五年六月三十日止六個月

(ii) 於收益表項目上

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
行政費用減少	**10,520**	–
分佔合營企業溢利減少	**(3,175)**	(15,361)
分佔聯營公司溢利減少	**(23,532)**	(25,361)
税項減少	**29,198**	37,702
購併附屬公司附加權益時產生之折讓	**141**	–
	13,152	(3,020)

(iii) 於資產負債表項目上

	於二零零四年十二月三十一日(原列值)	調整	於二零零四年十二月三十一日(已重列)	調整	於二零零五年一月一日(已重列)
	千港元	千港元	千港元	千港元	千港元
物業、廠房及設備	2,080,378	(187,944)	1,892,434	–	1,892,434
已付土地租金	–	187,944	187,944	–	187,944
負商譽	(2,203)	–	(2,203)	2,203	–
於合營企業權益	2,142,809	(3,020)	2,139,789	–	2,139,789
金融衍生工具	–	–	–	(3,328)	(3,328)
對資產及負債構成之淨影響	4,220,984	(3,020)	4,217,964	(1,125)	4,216,839
保留溢利	5,904,157	(5,400)	5,898,757	(834,788)	5,063,969
購股期權儲備	–	2,800	2,800	–	2,800
投資物業重估儲備	514	–	514	(514)	–
對沖儲備	–	–	–	(3,328)	(3,328)
商譽儲備	(837,505)	–	(837,505)	837,505	–
對權益構成之總影響	5,067,166	(2,600)	5,064,566	(1,125)	5,063,441
少數股東權益	1,476,786	(420)	1,476,366	–	1,476,366
對權益構成之淨影響	6,543,952	(3,020)	6,540,932	(1,125)	6,539,807

採納新訂香港財務報告準則對本集團於二零零四年一月一日之權益並無影響。

簡明財務報表附註

截至二零零五年六月三十日止六個月

本集團並未提早應用下列已頒佈但尚未生效的新準則或詮釋。本公司董事預期應用該等新準則或詮釋對本集團的財務報告並無重大影響。

香港會計準則第19號（修訂）	精算盈虧、集團計劃及披露
香港會計準則第39號（修訂）	預測集團內部交易之現金流量對沖會計法
香港會計準則第39號（修訂）	公允值期權
香港財務報告準則第6號	勘探及評估礦物資源
香港財務報告準則－詮釋第4號	釐定安排有否租賃成份
香港財務報告準則－詮釋第5號	享有解除運作、修復及環境修復基金所產生權益之權利

3. 會計政策變動之影響概要

上述附註2之會計政策變動對本期間及上期間業績構成之影響如下：

(i) 於業績上

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
商譽不進行攤銷	**14,399**	—
確認授予董事及僱員購股期權之支出	**(1,388)**	(3,020)
購併附屬公司附加權益時產生之折讓確認為收入	**141**	—
本期間溢利之增加(減少)	**13,152**	(3,020)

簡明財務報表附註

截至二零零五年六月三十日止六個月

況下則一概視為融資租賃。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地的租賃權益應重新分類為經營租賃下之預付租賃付款額，以成本入帳並按租賃期作直線攤銷。若未能於土地及樓宇之間作出可靠分配，則土地的租賃權益繼續作物業、廠房及設備入帳。此會計準則之變更需要追溯應用，其對本集團財務狀況之影響見附註3。

(v) **投資物業**

在以前期間，本集團之投資物業以公開市值計量，重估盈餘或虧絀撥入投資物業重估儲備，除非儲備結餘不足以彌補重估值所產生之減值，則重估減值高出投資物業重估儲備結餘之數額自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按之前的減幅記入收益表。於本期間，本集團首次應用香港會計準則第40號「投資物業」。本集團選擇將旗下投資物業以公允值模式入帳，此模式規定將投資物業公允值變動所產生的溢利或虧損直接確認於有關損益產生期內之損益。

本集團已應用香港會計準則第40號之相關過渡條文，並選擇自二零零五年一月一日起應用香港會計準則第40號。於二零零五年一月一日之投資物業重估儲備數額已撥作本集團保留溢利，其對財務狀況之影響見附註3。

約分開列帳的內含衍生工具）均視為持有作買賣用途的金融資產或金融負債，合資格並指定用作有效對沖工具者除外。有關公允值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具，並根據被對沖項目的性質作調整。對於視為持有作買賣用途的衍生工具，公允值之變動應於產生損益之會計期間於損益帳內確認。

香港會計準則第39號將對沖關係分為三類，包括公允值對沖、現金流量對沖及投資淨額對沖。對於現金流量對沖，對沖工具之有效部份的公允值變動，最初會在權益帳內確認，當對沖項目影響溢利或虧損時，則會在收益表內重新確認。對沖工具的公允值變動之無效部份直接確認為損益。

本集團已應用香港會計準則第39號之相關過渡條文，本集團已自二零零五年一月一日起，對於符合香港會計準則第39號對沖會計規定之對沖項目，根據此準則應用對沖會計法，其對財務狀況之影響見附註3。

於以前期間，本集團與一間財務機構簽訂了結構性利率對沖合同。本集團已指定此利率對沖合同作為對沖本集團8億港元浮動息率銀團貸款長期部份的利息支出現金流變化的風險。

(iv) 業主自用的土地租賃權益

在以前期間，業主自用租賃土地及樓宇歸入物業、廠房及設備，以資產負債表日的原值或估值扣除折舊或攤銷及任何累計之減值損失列帳。在本期間，本集團應用香港會計準則第17號「租賃」。根據香港會計準則第17號，租賃土地及樓宇之土地及樓宇應視乎租賃類別獨立入帳，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情

於二零零五年一月一日，本集團根據香港會計準則第39號之規定將其債務證券與股本證券分類及計量。約51.0百萬港元之其他投資項目(股本投資)及約245.5百萬港元之非流動證券投資被分類為可供出售之投資。296.5百萬港元可供出售之投資當中包含約275.3百萬港元的非上市股本投資，其公允值並不能可靠地計量，故此於以後每個資產負債表日以成本扣除減值虧損列帳。其餘21.2百萬港元的可供出售之投資乃上市股本投資，故以公允值列帳。約1,084.0百萬港元之流動證券投資於二零零五年一月一日被分類為作買賣用途之投資。

債務證券與股本證券以外之金融資產及金融負債

自二零零五年一月一日開始，本集團就債務證券及股本證券以外的金融資產及金融負債(以往不屬於會計實務準則第24號之範圍)按照香港會計準則第39號的規定進行分類及計量。如前所述，香港會計準則第39號將金融資產分類為「於損益帳按公允值處理的金融資產」、「可供出售之金融資產」、「貸款及應收款項」及「持有至到期日之金融資產」。金融負債基本上分類為「於損益帳按公允值處理的金融負債」或「於損益帳按公允值處理的金融負債以外之其他金融負債(其他金融負債)」。「其他金融負債」以實際利息法按攤銷成本計量。採納香港會計準則第39號對本集團之保留溢利無重大影響。

衍生工具及對沖

於二零零四年十二月三十一日或以前，本集團之衍生工具並沒有於資產負債表確認。

自二零零五年一月一日開始，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作買賣用途或指定用作有效對沖工具，均須於每個資產負債表日以公允值列帳。根據該準則，衍生工具(包括與主契

簡明財務報表附註

截至二零零五年六月三十日止六個月

外，由於此會計政策的變更適用於協議日為二零零五年一月一日或以後的收購，故此沒有重列二零零四年的比較數字。

(iii) **金融工具**

香港會計準則第32號「金融工具：披露及呈列」規定須追溯應用；香港會計準則第39號「金融工具：確認及計劃」則於二零零五年一月一日或其後開始之年度生效，一般不允許追溯性確認、解除確認或計量金融資產與負債。因實施香港會計準則第32號及香港會計準則第39號而產生之主要影響概述如下：

金融資產與金融負債之分類及計量

本集團已應用香港會計準則第39號之有關過渡性條文為香港會計準則第39號範圍內之金融資產與金融負債作分類及計量。

於二零零四年十二月三十一日前，本集團根據香港會計師公會頒佈之《會計實務準則》第24號（「會計實務準則第24號」）之基準處理方法將其債務證券與股本證券分類及計量。根據會計實務準則第24號，債務證券或股本證券之投資分類為「證券投資」或「其他投資」。「證券投資」乃按成本扣除減值虧損列帳，而「其他投資」則按公允值計量，其未實現溢利或虧損計入損益。自二零零五年一月一日起，本集團根據香港會計準則第39號將其債務證券與股本證券分類及計量。根據香港會計準則第39號，金融資產分類為「於損益帳按公允值處理的金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。資產之分類乃取決於其收購目的。「於損益帳按公允值處理的金融資產」及「可供出售之金融資產」乃按公允值列帳，公允值之變動分別於損益帳及權益中確認。「貸款及應收款項」及「持有至到期日之金融資產」採納實際利息法按已攤銷成本計量。

簡明財務報表附註

截至二零零五年六月三十日止六個月

業務而產生的商譽是按歷史匯率換算。根據香港會計準則第21號的過渡安排，在二零零五年一月一日以前因為收購海外業務而產生的商譽按照非貨幣性的外幣項目處理，故此沒有對去年同期作出調整。本期間，本集團收購海外業務，因此而產生的商譽已按照二零零五年六月三十日的收市匯率換算。由於收購日與二零零五年六月三十日的收市匯率沒有重大差異，故此此項換算對於二零零五年六月三十日換算儲備的餘額沒有重大影響。

本集團應佔於被收購公司之可辨認資產、負債及或然負債之公允值超出收購成本的差額(以往稱為「負商譽」)

根據香港財務報告準則第3號，本集團應佔於被收購公司之可辨認資產、負債及或然負債之公允值超出收購成本的差額(「收購折讓」)應於進行收購之期間即時於收益表確認為收益。此前，在二零零一年一月一日以前因收購而產生的負商譽記入儲備，在二零零一年一月一日以後因收購而產生的負商譽，作為資產的減項呈報，並對引起該負商譽的因素分析後按分析結果作為收入處理。按照香港財務報告準則第3號的過渡安排，本集團於二零零五年一月一日不再確認所有負商譽(其中約52.1百萬港元的負商譽以往記入儲備，約2.2百萬港元的負商譽以往作為資產減項)，並相應增加二零零五年一月一日之保留溢利。

被收購公司的或然負債

根據香港財務報告準則第3號的規定，當被收購公司的或然負債可以合理地計量時，該等或然負債需要在收購日確認。此前，被收購公司的或然負債不與商譽分開確認。本期間，由於被收購公司在收購日沒有重大的或然負債，此會計政策的變更沒有對收購造成重大影響。另

集團已就二零零五年一月一日或其後授出的購股期權應用香港財務報告準則第2號。根據香港財務報告準則第2號的過渡性條款，此準則不適用於二零零二年十一月七日或之前所授予，及於二零零二年十一月七日之後(但於二零零五年一月一日前)所授予，並已於二零零五年一月一日歸屬的股權。但於二零零二年十一月七日之後所授予，並於二零零五年一月一日尚未歸屬的購股期權，本集團已按香港財務報告準則第2號作追溯調整。採納此新準則之影響已呈列於附註3。

(iii) **業務合併**

香港財務報告準則第3號適用於自二零零五年一月一日或其後達成協議之業務合併。採納香港財務報告準則第3號對本集團的主要影響概述如下：

商譽

於以前期間，於二零零一年一月一日以前因業務合併而產生的商譽是記入儲備，二零零一年一月一日或以後因業務合併而產生的商譽則予以資本化，並按其估計可使用壽命進行攤銷。

本集團自二零零五年一月一日採納香港財務報告準則第3號「業務合併」，約889.6百萬港元原來記入儲備的商譽已於二零零五年一月一日轉入保留溢利，而原來在資產負債表資本化的商譽，本集團自二零零五年一月一日開始不再進行攤銷，但需要最少每年或於進行購併之財政年度進行減值測試。於二零零五年一月一日後因業務合併產生的商譽乃於初步確認後按成本扣除累計減值虧損計量。由於此會計政策的變更，本期間並無商譽攤銷在損益帳確認，二零零四年同期比較數字無需重列。

本期間，本集團採納香港會計準則第21號「外幣匯率變動的影響」，對於在收購海外業務時產生的商譽按貨幣資產或負債處理，並按每個資產負債表日的收市匯率換算。此前，於每個資產負債表日，收購海外

簡明財務報表附註

截至二零零五年六月三十日止六個月

1. 編製基準

本簡明財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六之相應披露要求及按香港會計師公會頒佈之《香港會計準則》第34號「中期財務報告」之規定而編製。

2. 主要會計政策

本簡明財務報表是以歷史成本為基礎編製，惟若干物業及財務工具乃按公允值或重估值(如適用)計量。

除下文所述者外，本簡明財務報表所採納之會計政策與本集團編製截至二零零四年十二月三十一日止年度之週年財務報表所依循者一致。

於本期間，本集團已首次應用香港會計師公會頒佈之多項新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(以下統稱「新訂香港財務報告準則」)，該等準則由二零零五年一月一日或其後開始之會計期度生效。應用新訂香港財務報告準則導致綜合收益表、綜合資產負債表及綜合權益變動表之呈列方式有變，特別是少數股東權益、分佔聯營公司及合營企業稅項之呈列方式，該等呈列方式之改變已追溯應用。採納新訂香港財務報告準則導致本集團之會計政策於以下領域有所變動，對如何編製及呈列本期間或過往會計期間業績之影響如下：

(i) 以股本為基準之付款

香港財務報告準則第2號要求以股份或股權購買貨品或交換服務(「以股份支付的交易」)，或以相當於某數目股份或股權的價值交換其他資產(「以現金支付的交易」)時，相關開支應予以確認。香港財務報告準則第2號對本集團的主要影響為本集團及一間合營企業授予其董事及員工購股期權時，應在授出當日決定其公允值，並於歸屬期內作費用列支。此前，本集團只有在購股期權被行使時才確認其財務影響。本

簡明綜合現金流量表

截至二零零五年六月三十日止六個月

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
	(未經審核)	(未經審核)
經營業務之現金流入淨值	**647,585**	559,005
投資業務之現金(流出)流入淨值		
注資合營企業	**(476,965)**	(105,049)
購買物業、廠房及設備	**(137,005)**	(95,978)
其他投資現金流	**(134,306)**	290,494
	(748,276)	89,467
融資之現金流出淨值	**(347,245)**	(138,615)
現金及等同現金項目之(減少)增加	**(447,936)**	509,857
於一月一日之現金及等同現金項目	**5,185,693**	4,038,696
於六月三十日之現金及等同現金項目	**4,737,757**	4,548,553
包括:		
銀行結存及現金	**5,151,368**	5,012,677
扣除:存放期超過三個月之銀行存款	**(413,611)**	(464,124)
	4,737,757	4,548,553

簡明綜合權益變動表

截至二零零五年六月三十日止六個月

	歸屬於本公司股份持有人之權益												
	股本	股本溢價	購股期權儲備	股本贖回儲備	投資物業重估儲備	對沖儲備	換算儲備	商譽儲備	中國法定儲備	保留溢利	總額	少數股東權益	總權益
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年十二月三十一日 －原列值	95,864	10,032,631	–	1,071	514	–	35,655	(837,505)	385,074	5,904,157	15,617,461	1,476,786	17,094,247
會計政策改變之影響	–	–	2,800	–	–	–	–	–	–	(5,400)	(2,600)	(420)	(3,020)
於二零零四年十二月三十一日 －已重列	95,864	10,032,631	2,800	1,071	514	–	35,655	(837,505)	385,074	5,898,757	15,614,861	1,476,366	17,091,227
採納新會計準則之影響	–	–	–	–	(514)	(3,328)	–	837,505	–	(834,788)	(1,125)	–	(1,125)
於二零零五年一月一日 －已重列	95,864	10,032,631	2,800	1,071	–	(3,328)	35,655	–	385,074	5,063,969	15,613,736	1,476,366	17,090,102
現金流量對沖溢利	–	–	–	–	–	13,514	–	–	–	–	13,514	–	13,514
分佔一間合營企業的中國法定儲備	–	–	–	–	–	–	–	–	427	–	427	–	427
分佔一間合營企業折算中國經營項目的財務報表匯兌差額	–	–	–	–	–	–	142	–	–	–	142	–	142
分佔一間聯營公司折算中國經營項目的財務報表匯兌差額	–	–	–	–	–	–	(204)	–	–	–	(204)	–	(204)
未於收益表中確認的淨溢利	–	–	–	–	–	13,514	(62)	–	427	–	13,879	–	13,879
本期間溢利	–	–	–	–	–	–	–	–	–	520,732	520,732	105,330	626,062
本期間確認的淨溢利及費用總額	–	–	–	–	–	13,514	(62)	–	427	520,732	534,611	105,330	639,941
行使購股期權發行之股份	847	–	–	–	–	–	–	–	–	–	847	–	847
發行股份之溢價	–	98,395	–	–	–	–	–	–	–	–	98,395	–	98,395
發行股份之有關支出	–	(111)	–	–	–	–	–	–	–	–	(111)	–	(111)
被認作以股份為基準的付款	–	–	721	–	–	–	–	–	–	–	721	–	721
出售一間合營企業權益時之實現額	–	–	–	–	–	–	(581)	–	–	–	(581)	–	(581)
出售一間聯營公司權益時之實現額	–	–	–	–	–	–	(26)	–	–	–	(26)	–	(26)
儲備調撥	–	–	–	–	–	–	–	–	29,670	(29,670)	–	–	–
附屬公司少數股東之注資款	–	–	–	–	–	–	–	–	–	–	–	2,239	2,239
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	–	–	(50,166)	(50,166)
增購附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	(47,004)	(47,004)
收購一間附屬公司	–	–	–	–	–	–	–	–	–	–	–	34,467	34,467
出售一間附屬公司	–	–	–	–	–	–	–	–	–	–	–	(591)	(591)
已付股息（附註7）	–	–	–	–	–	–	–	–	–	(336,347)	(336,347)	–	(336,347)
於二零零五年六月三十日	96,711	10,130,915	3,521	1,071	–	10,186	34,986	–	415,171	5,218,684	15,911,245	1,520,641	17,431,886

簡明綜合權益變動表

截至二零零五年六月三十日止六個月

	歸屬於本公司股份持有人之權益												
	股本	股本溢價	購股期權儲備	股本贖回儲備	投資物業重估儲備	對沖儲備	換算儲備	商譽儲備	中國法定儲備	保留溢利	總額	少數股東權益	總權益
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日	94,575	9,886,904	–	1,071	514	–	33,820	(927,282)	317,792	5,083,446	14,490,840	380,934	14,871,774
折算中國經營項目的財務報表之匯兌差額	–	–	–	–	–	–	79	–	–	–	79	6	85
分佔一間合營企業折算中國經營項目的財務報表匯兌差額	–	–	–	–	–	–	106	–	–	–	106	–	106
未於收益表中確認的淨溢利	–	–	–	–	–	–	185	–	–	–	185	6	191
本期間溢利	–	–	–	–	–	–	–	–	–	927,037	927,037	59,157	986,194
本期間確認的淨溢利及費用總額	–	–	–	–	–	–	185	–	–	927,037	927,222	59,163	986,385
行使購股期權發行之股份	419	–	–	–	–	–	–	–	–	–	419	–	419
發行股份之溢價	–	46,764	–	–	–	–	–	–	–	–	46,764	–	46,764
發行股份之有關支出	–	(36)	–	–	–	–	–	–	–	–	(36)	–	(36)
出售附屬公司權益時之實現額	–	–	–	–	–	–	(316)	–	(736)	736	(316)	–	(316)
被認作出售一間附屬公司部份權益時之實現額	–	–	–	–	–	–	–	1,140	–	–	1,140	–	1,140
合營企業商譽之減值損失	–	–	–	–	–	–	–	57,812	–	–	57,812	–	57,812
儲備調撥	–	–	–	–	–	–	–	–	12,676	(12,676)	–	–	.
收購一間附屬公司時產生	–	–	–	–	–	–	–	–	–	–	–	46,010	46,010
附屬公司少數股東之注資款	–	–	–	–	–	–	–	–	–	–	–	84,393	84,393
被認作出售附屬公司部份權益	–	–	–	–	–	–	–	–	–	–	–	(64,386)	(64,386)
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	–	–	(93,070)	(93,070)
出售一間附屬公司	–	–	–	–	–	–	–	–	–	–	–	(1,526)	(1,526)
已付股息（附註7）	–	–	–	–	–	–	–	–	–	(303,465)	(303,465)	–	(303,465)
於二零零四年六月三十日	94,994	9,933,632	–	1,071	514	–	33,689	(868,330)	329,732	5,695,078	15,220,380	411,518	15,631,898

簡明綜合資產負債表

於二零零五年六月三十日

	附註	二零零五年 六月三十日 千港元 （未經審核）	二零零四年 十二月三十一日 千港元 （經審核 及重列）
股本及儲備			
股本		**96,711**	95,864
儲備		**15,814,534**	15,518,997
歸屬於本公司股份持有人之權益		**15,911,245**	15,614,861
少數股東權益		**1,520,641**	1,476,366
總權益		**17,431,886**	17,091,227
非流動負債			
長期銀行及其他貸款	13	**870,994**	859,390
遞延税項負債		**100,272**	91,937
		971,266	951,327
		18,403,152	18,042,554

簡明綜合資產負債表

於二零零五年六月三十日

	附註	二零零五年六月三十日 千港元 (未經審核)	二零零四年十二月三十一日 千港元 (經審核及重列)
非流動資產			
投資物業	9	45,672	45,672
物業、廠房及設備	9	2,014,343	1,892,434
已付土地租金			
一非流動部份		203,795	185,782
收費公路經營權		1,769,146	1,784,651
無形資產		46,070	39,206
商譽		359,162	346,204
負商譽		—	(2,203)
於合營企業權益		2,507,942	2,139,789
於聯營公司權益		4,304,144	4,367,157
其他投資項目		—	51,032
證券投資		—	245,512
可供出售之投資		280,063	—
金融衍生工具		10,186	—
應收貸款		2,406	2,748
採購物業、廠房及設備之已付訂金		49,426	25,821
遞延税項資產		42,468	33,232
		11,634,823	11,157,037
流動資產			
已付土地租金			
一流動部份		4,208	2,162
存貨		1,156,658	877,785
貿易及其他應收款項	10	1,559,965	1,487,294
短期證券投資		—	1,084,036
作買賣用途之投資	11	1,642,750	—
存放於財務機構之款項		193,664	188,962
作抵押之銀行存款		39,480	43,121
銀行結存及現金		5,151,368	5,766,464
		9,748,093	9,449,824
流動負債			
貿易及其他應付款項	12	1,603,922	1,226,846
應付税項		103,449	96,816
短期銀行及其他貸款	13	1,272,393	1,240,645
		2,979,764	2,564,307
流動資產淨值		6,768,329	6,885,517
資產總值減流動負債		18,403,152	18,042,554

簡明綜合收益表

截至二零零五年六月三十日止六個月

	附註	截至六月三十日止六個月 **二零零五年** **千港元** **(未經審核)**	 二零零四年 千港元 (未經審核 及已重列)
營業額	4	**2,714,218**	1,692,465
銷售成本		**(1,611,172)**	(722,166)
毛利		**1,103,046**	970,299
投資收入		**197,468**	89,886
其他營運收入		**102,503**	7,001
分銷費用		**(379,318)**	(386,521)
行政費用		**(339,616)**	(179,631)
其他營運費用		**(28,497)**	(151,462)
財務費用		**(34,234)**	(7,730)
分佔合營企業溢利		**20,889**	75,338
分佔聯營公司溢利		**58,407**	150,038
出售附屬公司、聯營公司及 合營企業權益之淨溢利		**14,187**	688,596
應收合營企業款項之準備		**–**	(33,376)
合營企業商譽之減值損失		**(1,409)**	(113,386)
購併附屬公司附加權益之折讓		**141**	–
除税前溢利	5	**713,567**	1,109,052
税項	6	**(87,505)**	(122,858)
本期間溢利		**626,062**	986,194
歸屬於			
本公司股份持有人		**520,732**	927,037
少數股東		**105,330**	59,157
		626,062	986,194
股息	7	**336,347**	303,465
每股盈利	8		
基本		**54.2港仙**	97.8港仙
攤薄		**54.0港仙**	96.9港仙

獨立審閱報告

審閱結論

按吾等審閱之基準(並不構成一項審核)，吾等並不察覺須對截至二零零五年六月三十日止六個月的中期財務報告作出任何重大的修訂。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零五年八月二十五日

獨立審閱報告

Deloitte.
德勤

致上海實業控股有限公司董事會
(於香港註冊成立之有限公司)

引言

吾等受　貴公司委托審閱載於第30至第56頁之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則(「上市規則」)規定，中期財務報告須按照香港會計師公會頒佈之《香港會計準則》第34條「中期財務報告」及有關條文編製。董事須對中期財務報告負責，而該報告已由董事審批。

吾等的責任是根據吾等審閱工作的結果，對中期財務報告表達獨立的意見，並按照吾等的受聘書條款，向董事會報告本行的結論，而此結論並非供作其他用途。本行並不就本報告的內容向任何其他人士負責或承擔責任。

審閱工作

吾等已按照香港會計師公會頒佈之《核數準則》第700條「審閱中期財務報告約定」進行審閱。審閱範圍主要包括向集團管理層提出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及列報形式是否一致及貫徹使用(另有披露者除外)。審閱工作並不包括審核程序(如測試內部監控系統和核實資產、負債及交易)。由於審閱工作範圍遠較審核工作小，故只提供較審核工作為低的確定程度。因此，吾等不會對中期財務報告發表審核意見。

財務回顧

四. 財務風險管理政策

1. 外匯風險

本集團的業務主要集中在中國和香港特別行政區，面對的外匯風險主要是美元、港元和人民幣的匯率波動。本集團一直關注這些貨幣的匯率波動及市場趨勢，由於港元和人民幣均執行有管理的浮動匯率制度，故此在檢視目前面對的風險後，本期間並沒有簽訂任何旨在減低外匯風險的衍生工具合約。

於二零零五年七月二十一日，中國人民銀行宣佈調整人民幣兑美元匯率，由原來的8.2765調整為8.1100，是次人民幣匯率的調整幅度對本集團有輕微正面的影響。

2. 利率風險

本集團主要的融資借款是16億港元銀團貸款，為了審慎處理利率風險的管理工作，本集團早於二零零四年上半年度針對銀團貸款的長期貸款部份簽定了結構性利率對沖合同。本集團將繼續檢討市場趨勢、集團經營業務的需要及財務狀況，安排最有效的利率風險管理工具。

財務回顧

2. 債項

(1) 借貸

於二零零五年六月三十日，本集團的總貸款為21億4,339萬港元，主要為附屬公司5億4,339萬港元的貸款和一項5年期的16億港元銀團貸款，銀團貸款總額中包括8億港元長期貸款及8億港元循環使用貸款兩部份，並已在資產負債表中分別列為長期銀行貸款及短期銀行貸款。總貸款中93.4%為無抵押擔保的信用貸款。

(2) 資產抵押

於二零零五年六月三十日，本集團下列資產已作抵押以取得一般信貸額度:

(a) 帳面淨值約75,864,000港元的廠房及機器；
(b) 帳面淨值約40,772,000港元的土地及樓宇；
(c) 銀行存款約39,480,000港元；及
(d) 帳面淨值約376,000港元的汽車。

(3) 或然負債

於二零零五年六月三十日，本集團為西安永發醫藥包裝有限公司等的銀行信貸額向銀行提供合共2,743萬港元的擔保。

3. 流動資金及短期投資

本集團於二零零五年六月三十日持有流動資金及短期投資分別約51億9,085萬港元和16億4,275萬港元。流動資金的美元、人民幣及港元的比例分別為45%、44%及11%。短期投資中主要包括基金、股票掛鉤票據、債券及香港上市公司股票等投資。

目前本集團的資產負債結構屬於淨現金，擁有充裕的流動資金和穩健的利息覆蓋倍數，但將不時檢討市場情況及考慮公司發展需要，尋求優化資本結構的機會。

財務回顧

(9) 出售附屬公司、聯營公司及合營企業權益之淨溢利

本期間的出售權益淨溢利主要來自出售兩間物流公司，較去年同期因為中芯國際分拆上市等而產生的出售權益淨溢利大幅減少約6億7,441萬港元。

5. 股息

本集團董事會決議派發中期股息每股20港仙，派息比率36.9%，比二零零四年中期股息每股20港仙，派息比率20.4%，派息比率增加達16.5%。

三. 集團財務狀況

1. 資本及股東權益

截至二零零五年六月三十日，本集團已發行股份共967,113,000股。較二零零四年度末的958,638,000股增加8,475,000股。按二零零五年六月三十日每股收市價15.15港元計算，本集團市值約為146億5,176萬港元。

上半年度經營利潤和股份數目增加，致使二零零五年六月三十日的股東權益較二零零四年度末有增長。


十億港元
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
6/2005
股東權益

(3) 其他營運收入

本期間其他營運收入增加約9,550萬港元，主要因去年針對消費品業務提取的風險撥備作出回撥及增加再投資退稅的收入。

(4) 行政費用

本期間行政費用較去年同期增加約1億5,999萬港元，主要因去年底完成收購上實聯合及消費品業務增加合併子公司數目，增加合併的行政費用。

(5) 其他營運費用

其他營運費用大幅減少約1億2,297萬港元，主要因去年同期針對部份消費品及醫藥業務的長期投資項目，提取風險撥備和投資減值。

(6) 財務費用

財務費用增加2,650萬港元，除了因為本期間開始合併上實聯合的財務費用外，還有包括因為利率上升增加貸款成本的因素。

(7) 分佔合營企業溢利

本集團下屬滙眾汽車受國內宏觀調控及價格競爭的影響而出現經營虧損，致使本期間的分佔合營企業溢利減少約5,445萬港元。

(8) 分佔聯營公司溢利

本期間中芯國際的經營業績受到半導體行業進入周期不景氣的影響，由去年同期錄得的經營溢利轉為本期間的經營虧損，令本集團分佔聯營公司溢利減少約9,163萬港元。

截至二零零五年六月三十日止期間的本集團營業額較去年同期增加了60.4%，主要受惠於醫藥業務營業額的可觀增長，並抵銷了基建設施及消費品的業務調整對銷售額影響。

去年底完成收購的上實聯合為本期間醫藥業務的營業額帶來可觀的增長，上實聯合的營業額中包括化學合成藥、生物醫藥、醫療器械及醫藥零售等產品系列，豐富了本集團產品系列的內容。

基建設施的營業額變動主要反映滬寧高速因為其他路段開展改擴建工程而引致的通行費收入下跌，但滬寧高速已通過費用的壓縮，減少盈利面對的壓力。

消費品的營業額下調主要是南洋煙草更改銷售的條款，提供的銷售折扣直接扣減銷售，而不是按以前年度把銷售折扣在分銷費用中列支，而印刷業務的營業額則保持穩定增長。

4. 除稅前溢利

(1) 毛利率

本期間的毛利率約為40.6%，較去年同期的毛利率57.3%，下降約16.7%，主要是本期間開始合併上實聯合的損益，而上實聯合部份銷售屬於毛利率較低的醫藥零售業務，故此在增加醫藥業務營業額的同時，降低了本集團整體的毛利率。

(2) 投資收入

本集團持有的中國網通(香港)股份價值調升及浦東國際的經營業績持續良好而增加分紅等因素，致使本期間的投資收入由去年同期的8,989萬港元上升至約1億9,747萬港元。

財務回顧

本集團致力培育的醫藥及基建設施業務在本期間有穩步的增長，其中去年年底完成收購上實聯合，於本期間開始合併其經營業績，為醫藥業務帶來新的溢利貢獻來源，醫藥企業總體經營表現穩定，經營業績符合預期。

各業務於二零零五年度上半年的經營情況及進展已詳載於《管理層討論與分析》內。

3. 營業額

截至二零零五年六月三十日止期間，本集團按主要業務劃分的營業額及去年同期比較數據綜合如下：

	未經審核 截至六月三十日止六個月 **二零零五年** **千港元**	 二零零四年 千港元 (重列)	 增加(減少) %
基建設施	**82,877**	103,487	(19.9)
醫藥	**1,713,341**	607,043	182.2
消費品	**918,000**	981,935	(6.5)
	2,714,218	1,692,465	60.4


1-6/2005年
3.1%
33.8%
63.1%


1-6/2004年
6.1%
35.9%
58.0%

□ 基建設施　□ 醫藥　□ 消費品

財務回顧

2. 各業務溢利貢獻

本期間各業務對集團的業務溢利貢獻以及去年同期比較數據綜合如下：

	未經審核 截至六月三十日止六個月 **二零零五年** **千港元**	 二零零四年 千港元 (重列)	 增加(減少) %
基建設施	**101,843**	64,590	57.7
醫藥	**95,306**	83,723	13.8
消費品	**315,253**	360,688	(12.6)
信息技術	**39,365**	559,438	(93.0)

截至二零零五年六月三十日止期間，本集團受國內宏觀調控及價格競爭的影響，汽車及零部件業務的業績出現虧損，但由於同屬於消費品業務的煙草、印刷的業務溢利貢獻持續錄得增長，故此抵銷了部份由汽車及零部件造成的負面影響，但整體消費品業務的溢利貢獻下跌。

受半導體行業進入周期不景氣，中芯國際上半年的經營業績亦由盈轉虧，再加上本期間沒有類似去年同期中芯國際分拆上市的巨額特殊收益，故此儘管屬於信息技術的中國網通(香港)股份價值調升，信息技術業務仍然能夠保持盈利，但卻較去年同期出現巨額的跌幅。

基建設施業務下屬經營外高橋碼頭一期的浦東國際利潤貢獻良好，中環水務在國內擴充供水及水處理能力的同時，本期間也開始為本集團提供盈利貢獻，致使基建設施業務取得57.7%的增長。本年度完成收購的甬金高速仍在建設期，本期間未能提供利潤貢獻，但相信隨著年底的竣工開通，可以為本集團的基建設施業務帶來新的增長點。

財務回顧

財務回顧

一.編製基準

本集團已採納所有在二零零五年六月三十日或之前頒佈及生效而又與本集團業務有關的香港會計準則及香港財務報告準則(簡稱「新訂香港財務報告準則」),除因採納新訂香港財務報告準則所產生的會計政策轉變,編製此中期財務報表所採納的會計政策及方法與二零零四年度財務報告所採用者一致。

二.財務業績的分析

1. 二零零五年上半年度溢利

二零零五年上半年度溢利為5億2,073萬港元,較二零零四年同期經重列後溢利9億2,704萬港元減少約43.8%,主要因中芯國際去年上市帶來特殊收益。

本期間完成收購上實聯合為醫藥業務帶來新的盈利來源;以及基建設施業務及南洋煙草等的經營溢利增長,抵銷了國內汽車市場及半導體行業低潮對本集團盈利的衝擊。


百萬港元
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
6/2005
上半年度溢利
下半年度溢利

財務回顧


港仙
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
6/2005
每股中期股息
每股末期股息


港元
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
2000
2001
2002
2003
2004
6/2005
上半年度每股盈利
下半年度每股盈利


港元
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
6/2005
每股股東權益

財務回顧

主要數據

	未經審核 截至六月三十日止六個月 **二零零五年**	 二零零四年 (重列)	 增加(減少)
財務摘要			
營業額(千港元)	**2,714,218**	1,692,465	60.4%
股東應佔溢利(千港元)	**520,732**	927,037	(43.8%)
資產總額(千港元)	**21,382,916**	18,396,292	16.2%
股東權益(千港元)	**15,911,245**	15,220,380	4.5%
股份資料			
每股盈利－基本(港仙)	**54.2**	97.8	(44.6%)
每股股息－中期(港仙)	**20.0**	20.0	0%
已發行股數(股)	**967,113,000**	949,938,000	不適用
期末每股收市價(港元)	**15.15**	14.35	不適用
期末市值(億港元)	**146.52**	136.32	不適用
財務比率			
總負債對總資金(註)	**11.0%**	10.0%	不適用
利息覆蓋倍數	**25倍**	158倍	不適用
股息派發比率	**36.9%**	20.4%	不適用

註： 附息借貸／(股東權益＋少數股東權益＋附息借貸)

管理層討論與分析

上海信投積極推進城市信息化重點項目的建設，取得了良好成效。本期間，「有線通」服務用戶累計已超逾20萬戶、數碼電視增至45,996戶；信息管道增建157溝公里，新接入大樓152幢；「付費通」使用人次達300萬，交易額約人民幣2.6億元。上海認證中心是上海信投旗下主要從事網絡信任服務和第三方認證服務的高科技公司，於本期間獲國家密碼主管部門頒發電子認證服務使用密碼許可證，成為中國內地第一批獲得此許可證的認證機構。

管理層討論與分析

汽車及零部件

本期間，國內汽車行業整體處於相對低迷的時期，加之整車價格持續下調，使得企業經營效益出現了大幅下降。同時，企業產能利用率降低，也增加了企業固定成本的壓力。本期間集團旗下從事汽車及零部件行業的滙眾汽車及交通電器的銷售收入合共為人民幣18.61億元，同比減少46%，滙眾汽車更出現虧損。交通電器通過降本增效等多項措施，實現盈利人民幣1,447萬元。

印刷品

永發印務於本期間整體經營狀況在二零零四年的基礎上仍有較理想的發展，實現營業收入2.83億港元，淨利潤6,426萬港元，同比分別增長20.4%及1.5%。經過一段時間的試運行，東莞新廠今年已全面投產。於本期間，永發印務亦加大了內部資源整合的力度，共出資近人民幣1.56億元，先後對多家聯營企業進行股份增持，包括河北永新紙品、成都九興印刷和成都永發印務等，成為永發印務的附屬公司。該等企業是集團印刷業務新的增長點。

信息技術

半導體行業自二零零四年年底以來轉入了產品周期的下滑期，整個半導體行業尤其是代工業進入了不景氣，致使中芯國際於本期間出現虧損7,044萬美元，然而銷售方面同比增長29.5%，達5.28億美元。二零零五年第二季度的月產能增至139,025片8吋等值晶圓，使用率為87%。基於公司客戶提供的未來需求預期，中芯國際的財務狀況下半年將有所改善。目前，中芯國際已經和Saifun半導體有限公司建立合作夥伴關係，中芯國際獲授權使用Saifun的 NORM® 技術用於以快閃記憶體為基礎的產品生產。公司新的快閃記憶體的戰略將會使其能夠滿足以快閃記憶體為基礎的消費電子產品和通訊類電子產品領域的增長需求。

管理層討論與分析

消費品及信息技術

本期間，消費品及信息技術整體業績保持穩健的增長，於本期間為集團帶來3.55億港元的淨利潤，在扣除中芯國際去年上市為集團帶來的特殊收益後，同比增長19%，佔集團扣除總部行政支出前淨利潤的64.2%。

煙草

本期間，南洋煙草實現銷售收入7.23億港元，由於公司自本年度起更改銷售條款，銷售額扣除銷售折扣等因素，銷售收入同比下跌近16.5%。南洋煙草本期間利潤達2.1億港元，同比上升31.8%。目前，南洋煙草的銷售額中有近九成為自製煙，其中「軟包紅雙喜」及「硬盒紅雙喜」的銷售已佔自製煙整體近七成。根據市場分佈的變化和各市場的銷售比率，南洋煙草加強拓展新市場。現已拓展的新市場有澳洲、中東、馬來西亞和印尼等。

乳製品

二零零五年上半年，光明乳業主營業務收入人民幣34.67億元，比上年同期增長6.8%，淨利潤人民幣1.51億元，比上年同期增長2.9%。光明乳業面對乳業市場的激烈競爭，堅持以市場為導向，優化產品結構，提升「光明」品牌。本期間，光明乳業的「光明」商標再次被認定為「上海市著名商標」，並被商務部國際貿易經濟合作研究院評定為全國誠信等級AAA企業。在新產品方面，通過細分市場和區域化經營，不斷開發多功能、多特色的新產品，如「健能降糖牛奶」和「健能降脂牛奶」等。在市場開拓方面，光明乳業在成都建設新的生產基地，作為公司在西南地區的保鮮產品基地。內地傳媒在六月期間就光明乳業產品質量管理方面的報導，對部分地區的銷售造成一定的衝擊。公司已採取有效的危機管理措施，向社會和投資者澄清事件，努力恢復消費者的信心。

本期間，集團三個國家一類新藥項目進展良好。治療頭頸部腫瘤(鼻咽癌)的「H101」項目已結束III期臨床實驗，目前項目的審評工作已取得實質性進展，有望於本年內獲新藥證書，產能規模為15萬支的生產車間將在完成試生產後申報GMP。用於惡性腫瘤臨床治療的輔助用藥腫瘤壞死因子「TNF」項目產業化的準備工作已就緒，生產車間的建設工作正在有條不紊地開展，計劃於本年十月份建成，並於明年上半年通過GMP認證。用於治療高血壓、腦血管及周圍血管阻塞等疾病的人尿激肽原霉「凱力康」項目，在新藥註冊方面已完成了所有申報資料的準備，並通過國家藥監局的審查，進入技術審評階段，預期年內可獲新藥批准證書。

醫療器械

本期間，本集團就增持上海醫療器械股權至99%與上海醫藥集團簽訂協議。上海醫療器械主要從事手術室裝備和口腔器材等業務。本期間，上海醫療器械的主營業務收入近人民幣3億元。在市場營銷方面，上海醫療器械力抓重點產品，本期間組織參加了三次地區性會展、一次全國性會展，為擴大產品銷售渠道、提升公司形象起到了重要的推動作用。公司的產品在中國內地擁有一定的知名度和市場佔有率，是集團醫療器械業務發展的平台。

微創醫療上半年業績增長可人。銷售收入和淨利潤均創歷史最高水平，分別為人民幣1.18億元和人民幣3,479萬元，分別比去年同期增長2.57倍和4.91倍。其產品「PTCA球囊導管」及「冠狀動脈支架系統(含藥物支架)」獲二零零四年上海市科學技術進步一等獎，銷售進入高速增長期。

管理層討論與分析

在研發方面，本期間本集團自主研製的「冠心寧片」取得了新藥臨床批件並已進入臨床研究。正在研製的中藥一類新藥「野黃芩苷」及「野黃芩苷注射液」亦完成了臨床前研究，國家藥監局已對此項目進行審評。目前「野黃芩苷注射液(10ml)」已申請專利，並被國家中醫藥管理局列為《國家中醫藥管理局新藥開發專項課題》。「密骨膠囊」項目目前已在國內多家醫院進行III期臨床研究，「腎舒顆粒」項目亦開展了III期臨床研究工作。與上海第二軍醫大學合作開發的「乳腺增生現代中藥乳癖消軟膠囊」的研發工作正在進行中試試驗，並已上報國家藥監局申請臨床。

主要中藥及保健食品二零零五年上半年銷售額

產品名稱	產品類別	銷售額 人民幣千元	同比變化
「青春寶抗衰老片」	提升免疫力	96,420	-46.2%
「青春寶美容膠囊」	保健食品	37,935	-27.6%
「登峰參麥注射液」	心血管類	171,625	14.9%
「登峰丹參注射液」	心血管類	61,992	17.8%
「登峰魚腥草注射液」	抗微生物感染	32,403	58.4%
「鼎爐新癀片」	抗菌消炎	35,219	-4.4%
「胡慶餘堂胃復春片」	胃腸道	38,877	2.6%
「蒼松乳癖消片」	婦科	51,927	7.6%

生物醫藥

生物醫藥方面，「天普洛安」(烏司他丁)於本期間的銷售達人民幣5,275萬元，同比上升28.4%。於本年三月，廣東天普已完成為日本市場低分子肝素納原料藥供應商在日本厚生省的註冊，同時繼續在埃及、伊朗、敘利亞等多個國家開展成品製劑的註冊工作。三維生物的G-CSF正式進入印度等海外市場銷售。

管理層討論與分析

中藥及保健食品

集團中藥處方藥方面，注射液產品整體快速增長，「登峰參麥注射液」於本期間的銷售比去年同期增長14.9%，達人民幣1.72億元，創銷售新高；「登峰丹參注射液」及「登峰魚腥草注射液」銷售呈快速增長勢頭，同比分別增長17.8%及58.4%。集團與浙江大學合作研究的「中藥質量計算分析技術及其在參麥注射液工業生產中應用」課題獲得國家科技進步二等獎，為保持「登峰參麥注射液」在國內同類產品中的領先地位奠定了堅實的基礎。

本期間，集團積極開拓「鼎爐新癀片」的市場開發，新增超過70家醫院銷售渠道，為產品的銷售增長打好基礎。於去年完成收購從事中醫藥品製造與銷售的遼寧好護士於本期間主營業務收入及淨利潤同比分別上升11.1%及6.3%，其主導產品「蒼松乳癖消片」實現銷售人民幣5,193萬元。胡慶餘堂藥業的業績同比有較大幅度增長。截至二零零五年六月三十日止期間，營業額達人民幣1.22億元，稅前利潤為人民幣2,286萬元，比去年同期分別上升39%及11%。主導產品「胡慶餘堂胃復春片」的銷售與去年同期比較增長2.6%，「胡慶餘堂強力枇杷露」的銷售同比上升88.6%。

非處方藥品「青春寶抗衰老片」銷售仍處於調整階段，期間完成銷售收入人民幣9,642萬元，同比下降約46.2%。保健食品方面，「青春寶美容膠囊」完成銷售收入人民幣3,794萬元，較上年同期下降27.6%。近兩年推出上市的保健食品「青春寶永真片」及「胡慶餘堂鐵皮楓斗晶」銷售增勢喜人，本期間銷售分別為人民幣1,455萬元及人民幣2,764萬元。

管理層討論與分析

集團主要醫藥企業分佈圖


赤峰蒙欣
主要從事化學藥品製造和銷售
集團佔52.75%*
赤峰艾克
主要從事原料藥品製造和銷售
集團佔58.19%*
遼寧好護士
主要從事中醫藥品製造和銷售
集團佔55%
常州藥業
主要從事生物醫藥及
化學藥品製造和銷售
集團佔55.75%*
上海醫療器械
主要從事醫療器械設備製造和銷售
集團佔99%*
三維生物
主要從事生物醫藥產品製造和銷售
集團佔70.41%
廣東天普
主要從事生物醫藥產品製造和銷售
集團佔51%*
廈門中藥廠
主要從事中醫藥品製造和銷售
集團佔61%
胡慶餘堂藥業
主要從事中醫藥品製造和銷售
集團佔51%
杭州青春寶
主要從事中醫藥品和
保健食品製造和銷售
集團佔55%
黑龍江省
吉林省
遼寧省
內蒙古
河北省
北京市
天津市
青海省
寧夏省
山西省
山東省
甘肅省
陝西省
河南省
江蘇省
四川省
上海市
湖北省
安徽省
重慶市
浙江省
湖南省
江西省
貴州省
福建省
雲南省
台灣
廣西省
廣東省
香港
海南省

* *該等股權由上實聯合持有*

管理層討論與分析

收費公路

滬寧高速公路(上海段)項目於本期間受江蘇段改擴建工程影響，經營業績與去年同比出現下調，日均收益為人民幣50.79萬元，較去年下半年減少2%。本期間，主營業務收入為人民幣9,218萬元，實現淨利潤人民幣5,612萬元。滬寧高速公路(上海段)的改擴建工程按既定方案和時間穩步推進，已完成試樁施工組織設計、檢測方案、監理細則的編製及試樁施工前期其他準備工作，並於六月中順利實施試樁，標誌著滬寧高速公路(上海段)改擴建工程進入實質性啟動階段。擴建工程定於明年年底竣工。工程完成後，車流量及路費收入預期會相應提升。甬金高速公路(金華段)於本年第四季度將建成通車，預期為集團提供穩健的收益。

港口設施

浦東國際業績表現良好，優於預期。雖然受到本年初上海浦東集裝箱碼頭五期投產，公司從本年一月起減少了兩條航線的影響，但通過科學組織裝卸生產和積極拓展集裝箱增量，經營業績不但未受影響，且更創出自二零零二年公司成立以來最好的半年業績。截至二零零五年六月三十日止，公司完成箱量123.35萬TEU，累計完成營業收入人民幣4.23億元，累計實現利潤人民幣2.28億元，較去年同期分別增長11.97%、20.09%及33.48%。

醫藥

本期間，醫藥業務為集團提供9,531萬港元的淨利潤，同比上升13.8%，佔集團扣除總部行政支出前淨利潤的17.3%。醫藥業務整體營業額較去年同期上升182.2%，達17.13億港元；實現主營業務利潤2.06億港元，上升151.5%。本集團控股56.63%權益的上實聯合，其經營業績於二零零五年開始合併在本集團帳目內。

管理層討論與分析

中環水務現有水務項目分佈圖


陝西咸陽供水項目
日供水能力18萬噸
陝西咸陽引石過渭供水工程項目
日供水能力30萬噸
黑龍江省
吉林省
遼寧省
內蒙古
河北省
北京市
天津市
寧夏省
青海省
山西省
山東省
甘肅省
陝西省
河南省
安徽蚌埠供水項目
日供水能力41萬噸
江蘇省
四川省
上海市
安徽省
湖北省
重慶長壽化工園區供水及污水處理項目
日供水能力24萬噸
日污水處理能力4萬噸
重慶市
浙江湖州東部新區污水處理項目
日污水處理能力10萬噸
浙江省
江西省
湖南省
貴州省
廈門製水項目
日供水能力99.5萬噸
福建省
雲南省
台灣
廣西省
廣東省
湖南湘潭供水及污水處理項目
日供水能力42.5萬噸
日污水處理能力10萬噸
香港
廈門污水處理項目
日污水處理能力55.9萬噸
海南省
深圳龍華污水處理廠BOT項目
日污水處理能力15萬噸

○ *陝西咸陽供水項目*

本期間，中環水務在陝西取得咸陽市供水項目的50%股權，經營期三十年，日供水能力18萬噸，預計下半年完成股權轉讓。

○ *陝西咸陽引石過渭供水工程項目*

陝西咸陽引石過渭供水工程項目經營期為三十年，日供水能力30萬噸，已正式簽署《咸陽市引石過渭供水工程項目特許經營權合同》。該項目由中環水務全資擁有。

○ *深圳龍華污水處理廠BOT項目*

深圳市寶安區龍華污水處理廠BOT項目日污水處理能力15萬噸，經營期二十二年。目前已與當地政府簽署特許經營協議，預計下半年可以實施工程前期準備工作。該項目由中環水務全資擁有。

管理層討論與分析

進入二零零五年，由於宏觀調控的影響和政策制度的更新，中國內地經營環境不斷發生變化，市場競爭加劇，經營成本上漲，為企業的經營帶來壓力。集團旗下從事半導體業務的中芯國際和從事汽車及零部件業務的滙眾汽車於本期間業績出現虧損。雖然如此，集團兩項核心業務基建設施和醫藥的淨利潤分別增長57.7%及13.8%。

基建設施

二零零五年上半年，基建設施業務表現整體呈穩步增長態勢，為集團提供1.02億港元的淨利潤，同比上升57.7%，佔集團扣除總部行政支出前淨利潤的18.5%。於本期間，中環水務再落實三個新項目，新增日供水和污水處理能力約63萬噸；滬寧高速公路(上海段)的改擴建工程及甬金高速公路(金華段)的建築工程正按計劃在逐步推進中；上海浦東集裝箱碼頭項目創出自二零零二年成立以來最好的半年業績。

水務

隨著水價改革市場化和水務市場對外開放，中國水務市場巨大的投資潛力廣泛吸引了國內外投資者的興趣，在市場競爭越加激烈的環境下，於本期間，中環水務成功再拓展三個水務項目，涉及投資金額達人民幣4.25億元。去年底陸續完成投資的湖南湘潭、安徽蚌埠等項目已合資營運，浙江湖州等BOT項目已開工建設。目前，中環水務旗下的水務項目已形成日供水及污水處理能力超過340萬噸的規模。

董事長報告書

展望

近年來，集團致力調整產業結構，並向基建和醫藥等核心產業聚焦，致力推動產業的向縱深化和協同化發展，強調現金流、盈利、成長，倡用新思維，把各種資源進行最優化的配置和重組。集團將致力於項目併購的重點突破，目標是要做強核心產業。「聚焦、深耕、攻堅、創新」是集團的策略重點，本集團將全力為股東創造價值。

最後，本人謹藉此機會代表董事會，感謝本公司全體股東一直以來對本集團的支持，並對管理團隊和全體員工於本期間內所作出的不懈努力和辛勤付出，表達衷心謝意。



蔡來興
董事長

香港，二零零五年八月二十五日

董事長報告書

○ 與上實聯合進行資產置換，是集團產業重組實質性啟動的重要標誌

於二零零五年六月，本公司與其於上海證券交易所A股市場上市的附屬公司上實聯合訂立了資產置換框架協議。據此，本公司將若干醫藥類資產，包括廈門中藥廠的61%權益、遼寧好護士的55%權益、胡慶餘堂藥業的51%權益及胡慶餘堂國藥號的29%權益，總作價約為人民幣4.45億元，置換為上實聯合所持有的若干商業零售連鎖資產，包括聯華超市的21.17%權益及世紀聯華的22.21%權益，總作價約為人民幣4.33億元。聯華超市為一間於香港聯交所主板市場上市的H股公司。有關交易已先後取得上實聯合的獨立股東及持有有權在本公司股東大會投票股份總面值超過50%的股東的書面批准。本次資產置換是集團醫藥產業重組實質性啟動的重要標誌，通過將商業零售連鎖資產置換為醫藥類資產，上實聯合重組成為一家醫藥類專業上市公司，其市場地位、品牌建設和長期盈利能力得以提升，本公司亦因而得到受惠。

○ 積極增持現有優質項目，聚焦資源，提高集團整體效益

於本期間，本集團先後對一些現有優質項目進行股份增持，聚焦資源，旨在提高集團整體效益。這些項目主要包括胡慶餘堂藥業、廈門中藥廠、河北永新紙品、湖州天外紙品、成都九興印刷和成都永發印務，所涉投資金額合共近人民幣3.8億元。

董事長報告書

本人欣然向各位股東宣佈，本集團截至二零零五年六月三十日止六個月未經審核綜合溢利為5.21億港元，與去年同期溢利9.27億港元比較下調43.8%，主要原因為中芯國際去年上市為集團帶來超過6億港元的特殊收益。然而，集團基建設施和醫藥兩項核心業務的淨利潤分別增長57.7%及13.8%。董事會議決派發中期股息每股20港仙，派息比率為36.9%。

繼二零零四年十二月實質完成收購上實聯合的法律程序後，本期間，本集團先後與上藥集團及上實聯合分別進行資產置換，並積極進行項目收購及對集團現有優質項目進行股份增持，已落實的項目分佈於水務、醫藥及印刷等業務領域，涉及投資金額超過人民幣8億元。

○ 與上藥集團達成協議，合資項目一進一退

二零零五年是本公司實施產業重組的關鍵一年。於二零零五年四月，本集團以人民幣7,580萬元增持上海醫療器械40%股權及以人民幣1.558億元出售三維製藥48%股權分別與上藥集團達成協議，為集團醫藥產業重組拉開序幕。交易完成後，本集團不再持有三維製藥股權，而於上海醫療器械的持股量則增加至99%。上海醫療器械的產品在內地市場擁有一定的知名度及市場佔有率，是本集團醫療器械業務發展的平台。

股東資料

股東查詢

公司聯絡資料
公司秘書部
地址： 香港灣仔告士打道39號
夏慤大廈26樓
電話： (852) 2876 2317
傳真： (852) 2520 0128

股份過戶登記處
秘書商業服務有限公司
地址： 香港灣仔告士打道56號
東亞銀行港灣中心28樓
電話： (852) 2980 1766
傳真： (852) 2861 1465

公司股份代號

聯交所	:	363
彭博	:	363 HK
路透社	:	0363.HK
美國預託證券代號	:	SGHIY

公司網址

www.sihl.com.hk

業績

- 二零零四年全年業績已於二零零五年四月二十一日公佈
- 二零零五年中期業績已於二零零五年八月二十五日公佈

二零零五年中期報告

於二零零五年九月十二日寄予各位股東

股息

- 二零零四末期股息每股35港仙，已於二零零五年六月六日派發予各位股東
- 二零零五中期股息每股20港仙，將於二零零五年九月三十日派發予各位股東

暫停辦理股份過戶登記

股份過戶登記處將於二零零五年九月二十一日(星期三)至二零零五年九月二十三日(星期五)(包括首尾兩天)暫停辦理本公司股份過戶登記手續。股息單將於二零零五年九月三十日(星期五)寄予各位股東。為確保獲派中期股息，所有填妥的過戶表格連同有關股票須於二零零五年九月二十日(星期二)下午四時前送達本公司之股份過戶登記處辦理過戶手續。

公司資料

董事

執行董事
蔡來興先生 *(董事長)*
瞿　定先生 *(副董事長)*
呂明方先生 *(行政總裁)*
陸大鏞先生 *(常務副行政總裁)*
丁忠德先生
陸　申先生
錢世政先生
姚　方先生
唐　鈞先生

獨立非執行董事
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

董事會轄下委員會

執行委員會
蔡來興先生 *(委員會主席)*
瞿　定先生
呂明方先生
陸　申先生
錢世政先生
姚　方先生

審核委員會
羅嘉瑞先生 *(委員會主席)*
吳家瑋先生
梁伯韜先生

薪酬委員會
羅嘉瑞先生 *(委員會主席)*
吳家瑋先生
梁伯韜先生
瞿　定先生
成琦勇先生

公司秘書

黃美玲女士

授權代表

呂明方先生
黃美玲女士

註冊辦事處

香港灣仔告士打道39號
夏愨大廈26樓
電話 ：(852) 2529 5652
傳真 ：(852) 2529 5067
電郵 ：enquiry@sihl.com.hk

核數師

德勤 • 關黃陳方會計師行

法律顧問

胡關李羅律師行
國浩律師集團事務所
美富律師事務所

主要往來銀行

中國銀行(香港)
交通銀行
花旗銀行
恒生銀行
香港上海滙豐銀行
中國工商銀行(亞洲)

美國預託證券存託銀行

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

目錄

二零零五年中期報告

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITE

